      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 30, 2000
                                                  COMMISSION FILE NO. 333-______
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
   --------------------------------------------------------------------------
                                    FORM F-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
   --------------------------------------------------------------------------
                              VISIBLE GENETICS INC.
            (Exact name of Registrant as specified in its charter and
                 translation of Registrant's name into English)

              ONTARIO                               98-0194462
   (State or other jurisdiction of       (I.R.S. Employer Identification No.)
    incorporation or organization)
   --------------------------------------------------------------------------
                                 700 BAY STREET
                                   SUITE 1000
                                TORONTO, ONTARIO
                                 CANADA M5G 1Z6
                                 (416) 813-3240
   (Address and telephone number of Registrant's principal executive offices)
   --------------------------------------------------------------------------

                             BAER MARKS & UPHAM LLP
                                805 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                     ATTENTION: STEVEN S. PRETSFELDER, ESQ.
                                 (212) 702-5730
            (Name, address and telephone number of agent for service)
   --------------------------------------------------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _______
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _______
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                                          CALCULATION OF REGISTRATION FEE

---------------------------    ----------    --------------------    ----------------    ----------------
                                 AMOUNT                              PROPOSED MAXIMUM
   TITLE OF EACH CLASS OF        TO BE        PRICE PER SHARE(1)        AGGREGATE            AMOUNT OF
SECURITIES TO BE REGISTERED    REGISTERED                             OFFERING PRICE     REGISTRATION FEE
---------------------------    ----------    --------------------    ----------------    ----------------
    COMMON SHARES              1,927,134          $38.625              $74,435,551         $19,650.99
---------------------------    ----------    --------------------    ----------------    ----------------


         (1) This amount is based upon the average of the high and low sales prices as of June 27, 2000, and is being used solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                        SELLING SHAREHOLDER'S PROSPECTUS

                                1,927,134 SHARES


                              VISIBLE GENETICS INC.


                                  COMMON SHARES


         This is an offering of common shares by a shareholder of Visible Genetics Inc. The selling shareholder will receive all of the proceeds from the sale of the common shares, less any commissions or discounts paid to brokers or other agents. We will not receive any of the proceeds from the sale of the common shares.

         The selling shareholder may offer and sell the common shares on the Nasdaq National Market at prevailing market prices or in privately negotiated transactions at prices other than the market price. On June 28, 2000, the closing sale price for our common shares on the Nasdaq National Market was $40.125.

                              --------------------


                INVESTING IN OUR SHARES INVOLVES A HIGH DEGREE OF
                   RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 2.


                              --------------------


         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------


                   SUBJECT TO COMPLETION, DATED JUNE 30, 2000

                                TABLE OF CONTENTS





                                                                                                                 PAGE
                                                                                                                 ----

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.................................................................  ii

PROSPECTUS SUMMARY..............................................................................................   1

RISK FACTORS....................................................................................................   2

FORWARD-LOOKING STATEMENTS......................................................................................  18

USE OF PROCEEDS.................................................................................................  20

DIVIDEND POLICY.................................................................................................  20

SELECTED CONSOLIDATED FINANCIAL DATA............................................................................  21

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
   AND RESULTS OF OPERATIONS....................................................................................  22

INFORMATION ABOUT OUR COMPANY...................................................................................  30

SELLING SHAREHOLDER............................................................................................  31

PLAN OF DISTRIBUTION............................................................................................  32

DESCRIPTION OF CAPITAL SHARES...................................................................................  33

LEGAL MATTERS...................................................................................................  36

EXPERTS.........................................................................................................  36

WHERE YOU CAN FIND MORE INFORMATION.............................................................................  36



                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


         The following documents, which we have filed with the Securities and Exchange Commission, are incorporated by reference in this prospectus:

         Our Annual Report on Form 20-F for the year ended December 31, 1999, as amended by Form 20-F/A-1, which we refer to in this prospectus as our Annual Report on Form 20-F;


         Our Report on Form 6-K Filing No. 1 for the Month of April, 2000;

         Our Report on Form 6-K Filing No. 3 for the Month of April, 2000;

         Our Report on Form 6-K Filing No. 1 for the Month of May, 2000; and

         Our Report on Form 6-K Filing No. 1 for the Month of June, 2000


         In addition, all documents which we file with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Securities Exchange Act of 1934, as amended after the date of this prospectus and before termination of the offering, including all annual reports on Form 20-F or Form 10-K, and all filings on Forms 10-Q and 8-K, will be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date those documents are filed. We may also incorporate in this prospectus any Form 6-K which we file with the Securities and Exchange Commission by identifying in such form that it is being incorporated by reference into this prospectus. Any statement contained in a document which is incorporated, or deemed to be incorporated, by reference into this prospectus, shall be considered modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.


         You may request a copy of any document incorporated by reference in this prospectus at no cost. To receive a copy you can call us at (416) 813-3240, or write us at:


                              Visible Genetics Inc.
                                 700 Bay Street
                                   Suite 1000
                        Toronto, Ontario, Canada M5G 1Z6
                         Attention: Mr. Thomas J. Clarke


         To obtain more information about our company from the Securities and Exchange Commission, see the section of this prospectus entitled "Where You Can Find More Information."

                               PROSPECTUS SUMMARY


         THIS PROSPECTUS SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION REGARDING OUR COMPANY AND THE SHARES BEING SOLD IN THIS OFFERING, WHICH INFORMATION APPEARS ELSEWHERE IN THIS PROSPECTUS AND IN SELECTED PORTIONS OF OUR ANNUAL REPORT ON FORM 20-F AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION THAT WE HAVE INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. ALL FINANCIAL INFORMATION PROVIDED IN THIS PROSPECTUS IS IN U.S. DOLLARS.

                                  OUR BUSINESS


         We develop, manufacture and sell integrated DNA sequencing systems that analyze genetic information to improve the treatment of selected diseases. Our strategy is to become a leader in the emerging field of pharmacogenomics. Pharmacogenomics is the science of individualizing therapy based on genetic differences across patients. Our genotyping technology, which employs DNA sequencing, enables the analysis in the clinical diagnostic laboratory of individual genetic variations. Genotyping is the act of selecting and reading certain components of the sequence of a specific strand of DNA in order to understand how mutations in the DNA may influence the onset and treatment of some diseases and medical conditions. DNA sequencing is generally considered the most thorough and accurate method for genotyping diseases. We believe that individualizing therapy through pharmacogenomics will improve the treatment of many diseases, such as Human Immunodeficiency Virus, or HIV, hepatitis B, hepatitis C, tuberculosis and eventually some cancers.

         Our OpenGene System consists of automated DNA sequencers, disposable gel cassettes, related equipment and software and disease-specific GeneKits. Our GeneKits contain the necessary chemicals, reagents, third-party licenses and other consumables and materials required for sequencing specific disease-associated genes. We have developed GeneKits for HIV and HLA (used for tissue typing, for example, in organ transplants). We are developing GeneKits for hepatitis B, hepatitis C and tuberculosis. We began selling our DNA sequencers and related equipment and consumables to the research and clinical research markets in the third quarter of 1996 and began selling GeneKits into the same markets in the third quarter of 1997.

         The first clinical diagnostic application we are targeting is HIV. We have developed our HIV GeneKit to enable clinicians to genotype the major HIV species infecting patients in order to improve the management of patient treatment. HIV is a highly variable virus with high rates of mutations, which may lead to drug resistance. One of the central challenges in maintaining HIV patients on long-term drug therapy is to adjust each patient's medication as drug-resistant strains of the virus emerge.

         Two initial clinical trials, including one that we conducted, have shown that patients whose drug therapy is managed using HIV genotyping had greater reductions in viral load than HIV patients who were not genotyped. In June 1999, we completed a European trial, which we call VIRADAPT, which showed, among other things, that after six months patients who received standard of care treatment and underwent periodic genotyping had a mean decrease in viral load of approximately 93% as compared to a mean decrease in viral load of approximately 79% in the non-genotyping group. In addition, after 6 months, 32% of the patients in the genotyping group had undetectable viral loads as compared to 14% of patients in the non-genotyping group. The other trial, called GART, was funded by the National Institutes of Health, or NIH, and was completed in the United States in December 1998. It showed that, at the end of 8 weeks, patients who received standard of care treatment and underwent periodic genotyping had a mean decrease in viral load of approximately 93%, as compared to 76% for patients in the non-genotyping group.

         Also in June 1999, we initiated a trial called SEARCH to test the clinical utility of our HIV OpenGene System in genotyping HIV infected patients. Based on the results from the VIRADAPT and GART clinical trials, the FDA has advised us that we are not required to complete the SEARCH trial and has indicated that we will not be required to demonstrate further the clinical utility of our HIV OpenGene System in the treatment of HIV infected individuals. We plan to apply to the FDA during the third quarter of 2000 for approval to sell our HIV OpenGene System to the clinical diagnostic market.

         Our principal executive offices are located at 700 Bay Street, Suite 1000, Toronto, Ontario, Canada M5G 1Z6. Our telephone number is (416) 813-3240.

                                  RISK FACTORS


         YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS COULD BE MATERIALLY HARMED. THIS COULD CAUSE THE TRADING PRICE OF OUR COMMON SHARES TO DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

         THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. THESE STATEMENTS RELATE TO OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THESE STATEMENTS. FACTORS THAT COULD CONTRIBUTE TO THESE DIFFERENCES INCLUDE THOSE DISCUSSED BELOW AND ELSEWHERE IN THIS PROSPECTUS.

OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT TO EVALUATE OUR FUTURE PROSPECTS AND OUR PROSPECTS MUST BE CONSIDERED IN LIGHT OF THE DIFFICULTIES FREQUENTLY ENCOUNTERED BY COMPANIES IN THE EARLY STAGES OF COMMERCIAL MANUFACTURING AND MARKETING.

         Although we began operations in 1993, we are only in the early stages of commercially manufacturing and marketing our products. In late 1996, we began manufacturing and selling to the research and clinical research markets, the initial versions of our automated DNA sequencers and related products. Our limited operating history makes it difficult to evaluate our business and our prospects for future profitability. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stages of commercial manufacturing and marketing. Sales for our fiscal year ended December 31, 1999 were $13.6 million. In the future, sales may not increase or they may decrease.

WE HAVE A HISTORY OF LOSSES, WE ANTICIPATE ADDITIONAL LOSSES AND WE MAY NEVER BECOME PROFITABLE.

         We incurred a net loss of $25.3 million in the year ended December 31, 1999, and $5.7 million during the three months ended March 31, 2000. As of March 31, 2000, our accumulated deficit was $65.2 million. Our losses have resulted principally from expenses incurred in research and development of our technology and products, and from expenses that we have incurred while building our business infrastructure. We expect to continue to incur significant operating losses in the future as we continue our research and development efforts and clinical trials and expand our sales and marketing force and business infrastructure, in an effort to achieve greater sales and expand our business. It is uncertain when, if ever, we will become profitable. Our ability to become profitable will depend on many factors including, among others:

         -- whether we obtain regulatory approval to sell our HIV OpenGene System and, in the future, OpenGene Systems for other diseases, to the clinical diagnostic market in the United States and abroad;

         -- the decision of third-party payors to reimburse clinicians and patients for use of our HIV GeneKit and, in the future, our other products;

         -- our ability to successfully market and sell our HIV OpenGene System and, in the future, OpenGene Systems for other diseases, to the clinical diagnostic market;

         -- our ability to increase sales of our products to the research and clinical research markets;

         --       our ability to effectively manage the growth of our business;

         -- our ability to continue to develop advanced versions of our products and technologies and new products and technologies in a timely manner; and

         -- our ability to manufacture our products according to schedule and within budget.

OUR OPERATING RESULTS MAY FLUCTUATE FROM QUARTER TO QUARTER DUE TO MANY FACTORS AND, THEREFORE, YOU SHOULD NOT RELY ON PERIOD TO PERIOD COMPARISONS OF OUR OPERATING RESULTS AS AN INDICATION OF FUTURE PERFORMANCE.

         Our operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. Factors that may affect our quarterly operating results include, among others:

         -- unanticipated costs or delays in carrying out our clinical trials;

         -- the amount and timing of operating costs and capital expenditures relating to research and development, and the expansion of our business, operations and infrastructure;

         -- our decision to increase or decrease sales of equipment, GeneKits and other consumables at reduced prices;

         -- our decision to reduce prices of our products in response to price reductions by competitors;

         -- general economic conditions, as well as economic conditions specific to the biotechnology industry; and

         --       unanticipated costs or delays in manufacturing our products.

         We believe that period to period comparisons of our operating results may not be meaningful and you should not rely on any such comparisons as an indication of our future performance. In addition, it is likely that in one or more future quarters our operating results will fall below the expectations of securities analysts and investors. In such event, the market price of our common shares is likely to fall.

WE MAY NOT RECEIVE APPROVAL OF THE FDA OR FOREIGN REGULATORY AUTHORITIES FOR OUR HIV OPENGENE SYSTEM AND, IN THE FUTURE, OTHER HIV PRODUCTS, AND, THEREFORE, WE MAY NOT BE ABLE TO SELL OUR HIV PRODUCTS TO THE CLINICAL DIAGNOSTIC MARKET IN THE UNITED STATES OR ABROAD.

         We intend to seek FDA approval to sell our HIV OpenGene System for clinical diagnostic purposes in the United States. In the future, we may seek FDA approval to sell other HIV products for clinical diagnostic purposes in the United States.

         In order to obtain FDA approval for our HIV OpenGene system we must submit an application supported by extensive human test data demonstrating the utility, reliability and performance of our HIV GeneKit and OpenGene system. The FDA must also confirm that we maintain good laboratory, clinical and manufacturing practices. The FDA approval process is lengthy and expensive. You should be aware of the following possibilities:

         -- We may never obtain approval from the FDA to sell our HIV products to the clinical diagnostic market;

         -- It may be more expensive and time consuming than we anticipate to develop the test data needed for the FDA;

         -- The FDA may disagree with us that the data are adequate, and we may therefore have to do additional testing;

         -- The testing may show that our HIV products do not work at all or are not reliable enough, and therefore cannot be authorized by the FDA, or the testing may show that our HIV products do not work as well as they need to for successful marketing, even if marketing is authorized by the FDA;

         -- The testing may be too costly to carry out, either because we lack adequate funds or because the market potential for our HIV products does not justify the costs;

         -- We may choose or be required to discontinue our clinical trials for a number of reasons, including unanticipated interim trial reports, changes in regulations or the adoption of new regulations, unexpected technological developments by our competitors or problems or delays with patient enrollment in our trials;

         --       There may be significant delays in the FDA review process;

         -- The FDA may approve the sale of our HIV products with conditions that could limit the market for these products or make them more difficult or expensive to sell than we anticipate; and

         -- The FDA can revoke marketing authorization for our products for a variety of reasons, such as our failure to comply with the FDA's device requirements or poor product performance in terms of safety and effectiveness.

         If we fail to receive FDA approval, if FDA approval is delayed or if the FDA imposes conditions that make it difficult to sell or market our products, we will be unable to carry out our business plan to sell our HIV OpenGene System for clinical diagnostic use in the United States and our business, financial condition and results of operations will be materially harmed.

         We also may be required to obtain approval from some foreign regulatory authorities to sell our HIV products to the clinical diagnostic market in countries outside of the United States. In some cases, we will face an approval process similar to that required by the FDA. We cannot be certain that we will obtain the necessary approvals to sell our HIV products to the clinical diagnostic market in these countries. In some cases, the failure to obtain approval could materially harm our business, financial condition and results of operations.

WE PLAN TO SEEK FDA APPROVAL TO MARKET OUR HIV OPENGENE SYSTEM TO THE CLINICAL DIAGNOSTIC MARKET THROUGH AN APPLICATION PROCESS THAT IS NEW AND INFREQUENTLY USED, AND IF THE FDA DOES NOT GRANT OUR REQUEST, OUR ABILITY TO SELL OUR HIV OPENGENE SYSTEM TO THE CLINICAL DIAGNOSTIC MARKET COULD BE DELAYED SIGNIFICANTLY.

         Our HIV OpenGene System is currently regulated as a Class III medical device. To sell a Class III medical device a company must first get specific approval of the FDA for the device by submitting a premarket approval application, commonly known as a PMA. However, an FDA advisory committee recommended that the FDA reclassify HIV genotyping tests from Class III medical devices to Class II medical devices. To sell a Class II medical device, a company must first obtain permission of the FDA by submitting a 510(k) premarket notification, commonly known as a 510(k), showing that the device is similar to a device already on the market. Generally, a 510(k) notification to the FDA that a new device is similar to an existing device requires less data and takes less time for the FDA to process than a PMA. The FDA is supposed to act on a 510(k) notification within 90 days. By contrast, a PMA application must be supported by more extensive data to prove the safety and efficacy of the device, and a review of a PMA application involves a lengthier process which may take one and one-half years or more from filing.

         The FDA usually follows the advice of its advisory committees. However, to reclassify a device from Class III to Class II, the FDA's administrative process could take several years. Therefore, it is unlikely that reclassification of HIV genotyping tests by the FDA would be effected for several years.

         We currently plan to attempt to accelerate the reclassification process by using an alternative provision of the 1997 Food and Drug Administration Modernization Act. Under this alternative, we will submit a 510(k) notification to the FDA, which the FDA will reject because our HIV OpenGene System is still a Class III device. After receipt of the rejection, we will have 30 days to seek reclassification of our HIV OpenGene System, and the FDA will have 60 days to rule on this request. If the FDA grants our request, we will be able to immediately market our HIV OpenGene System to the clinical diagnostic market.

         We cannot guarantee that this alternative procedure will be successful in shortening the time for FDA approval of our HIV OpenGene System. This process is new and is used very infrequently, and, therefore, there is no assurance that the FDA will grant our request for reclassification. If the FDA does not grant our request to reclassify our HIV OpenGene System under this new reclassification procedure, we either will have to submit a PMA application or wait until the FDA acts to reclassify HIV genotyping tests as recommended by its advisory committee. In either event, our ability to sell our HIV OpenGene System for clinical diagnostic use will be delayed, and our business, financial condition, and results of operations could be materially harmed.

WE MAY NOT RECEIVE REGULATORY APPROVAL FOR OUR OTHER PRODUCTS AND THEREFORE MAY NOT BE ABLE TO SELL THESE PRODUCTS FOR CLINICAL DIAGNOSTIC PURPOSES IN THE UNITED STATES OR ABROAD.

         In addition to our HIV OpenGene System, we have also developed and are continuing to develop GeneKits for other clinical diagnostic applications. In order to sell these GeneKits to the clinical diagnostic market, we may be required to obtain the approval of the FDA and of foreign regulatory authorities through approval procedures that are the same or similar to those required for our HIV OpenGene System. Our failure to obtain necessary approvals to sell our products for clinical diagnostic use in one or more significant markets could cause material harm to our business, financial condition and results of operations.

EACH TIME WE MAKE ALTERATIONS TO ANY FDA APPROVED PRODUCTS, WE MAY NEED TO SEEK ADDITIONAL FDA APPROVAL, WHICH WILL LENGTHEN THE TIME AND INCREASE THE COST OF BRINGING UPGRADED OR NEW PRODUCTS TO MARKET.

         We may need to seek additional FDA approval if we make changes to a product specifically approved by the FDA. Our HIV OpenGene System, as submitted to the FDA, will contain specific reagents, dyes, enzymes, chemicals, software and other materials. If we obtain approval through the 510(k) process, we will be required to obtain prior clearance from the FDA for those product changes that could significantly affect safety or effectiveness. If our HIV OpenGene System is approved through the PMA process, the FDA would require that we obtain additional approval for any change to the kit's components that could alter the performance of the kit, such as changing certain enzymes or reagents. We also may be required to obtain similar foreign regulatory approval. To obtain additional approval, we may have to conduct additional human clinical trials to demonstrate that the altered GeneKit will produce at least the same results as the approved GeneKit or will be as safe and effective as the approved product. Obtaining additional FDA or foreign regulatory approval is likely to be time consuming and costly and, as a result, we may experience delays in bringing these upgraded or new products to market.

OUR BUSINESS IS, AND IN THE FUTURE MAY BECOME, SUBJECT TO ADDITIONAL REGULATIONS AND IF WE ARE UNABLE TO COMPLY WITH THEM OUR BUSINESS MAY BE MATERIALLY HARMED.

         Our reference laboratory in Norcross, Georgia, is subject to stringent regulation under the Clinical Laboratory Improvement Amendments of 1988, known as CLIA. Under CLIA, laboratories must meet various requirements, including requirements relating to the validation of tests, training of personnel, and quality assurance procedures. The laboratory must also be certified by a government agency. Our Norcross laboratory is certified under CLIA and licensed by the State of Georgia. Our failure to comply with state or CLIA requirements can result in various penalties, including loss of certification. The imposition of such penalties could have an adverse impact on us. In addition, some states regulate out-of-state laboratories. The failure to comply with these state requirements could also adversely affect us.

         We are or may become subject to various other federal, state, provincial and local laws, regulations and recommendations. We are subject to various laws and regulations in Canada, the United States and Europe, relating to product emissions, use and disposal of hazardous or toxic chemicals or potentially hazardous substances, infectious disease agents and other materials, and laboratory and manufacturing practices used in connection with our research and development activities. If we fail to comply with these regulations, we could be fined, we may not be able to operate certain of our facilities or certain portions of our business, and we may suffer other consequences that could materially harm our business, financial condition or results of operations.

         We are unable to predict the extent of future government regulations or industry standards. You should assume that in the future there may be more government regulations or standards. New regulations or standards may result in increased costs, including costs for obtaining permits, delays or fines resulting from loss of permits or failure to comply with regulations.

THE MARKET FOR GENOTYPING PRODUCTS IS NEW AND GENOTYPING MAY NOT BECOME AN ACCEPTED METHOD OF MANAGING DRUG TREATMENT.

         An important part of our business strategy is our plan to sell our products to the clinical diagnostic market. Our ability to do so will depend on the widespread acceptance and use by doctors and clinicians of genotyping to manage drug treatment of certain diseases or other medical conditions. The use of genotyping by doctors and clinicians for this purpose is relatively new. Existing DNA sequencing systems have been designed primarily for research purposes and we are not aware of any DNA sequencing products that have been approved by the FDA for clinical diagnostic purposes. We cannot be certain that doctors and clinicians will want to use DNA sequencing systems designed for these purposes. If genotyping is not accepted by this market, we will not be able to carry out our business plan and our business, financial condition and results of operations will be materially harmed.

IF GENOTYPING IS ACCEPTED AS A METHOD TO MANAGE DRUG TREATMENT, WE CANNOT BE CERTAIN THAT OUR PRODUCTS WILL BE ACCEPTED IN THE CLINICAL DIAGNOSTIC MARKET.

         If genotyping becomes widely accepted in the clinical diagnostic market, we cannot predict the extent to which doctors and clinicians may be willing to utilize our OpenGene System to manage drug treatment of selected diseases or other medical conditions. Doctors and clinicians may prefer competing technologies and products that can be used for the same purposes as our products such as other DNA sequencers, DNA probe-based diagnostic systems, chip-based and assay-based technologies, or homebrew genetic tests. If our products are not accepted by the clinical diagnostic market, our business, financial condition and results of operations will be materially harmed.

IF INSURANCE COMPANIES AND OTHER THIRD-PARTY PAYORS DO NOT REIMBURSE DOCTORS AND PATIENTS FOR OUR PRODUCTS, OUR ABILITY TO SELL OUR PRODUCTS TO THE CLINICAL DIAGNOSTIC MARKET WILL BE IMPAIRED.

         Our ability to successfully sell our HIV GeneKit and other GeneKits to the clinical diagnostic market will depend partly on the willingness of insurance companies and other third-party payors to reimburse doctors and patients for use of our products. Physicians' recommendations to use genotyping, as well as decisions by patients to pursue genotyping, are likely to be influenced by the availability of reimbursement for genotyping by insurance companies or other third-party payors. Government and private third-party payors are increasingly attempting to contain health care costs by limiting both the extent of coverage and the reimbursement rate for testing and treatment products and services. In particular, services that are determined to be investigational in nature or that are not considered "reasonable and necessary" for diagnosis or treatment may be denied reimbursement coverage. If adequate reimbursement coverage is not available from insurers or other third-party payors, we expect that few, if any, patients would be willing to pay for genotyping. In this case, our anticipated revenues will be substantially reduced, our ability to achieve profitability will be significantly impaired and our business, financial condition and results of operations will be materially harmed.

WE DO NOT HAVE MARKETING EXPERIENCE IN THE CLINICAL DIAGNOSTIC MARKET, WE CANNOT BE CERTAIN WE WILL SUCCESSFULLY DEVELOP THE MARKETING CAPABILITIES REQUIRED TO SELL OUR PRODUCTS TO THIS MARKET AND IN SOME MARKETS WE WILL BE DEPENDENT ON THE EFFORTS OF DISTRIBUTORS TO SELL OUR PRODUCTS.

         We have no experience marketing products to the clinical diagnostic market. If the FDA approves the sale of our HIV OpenGene System and, in the future, other products, to the clinical diagnostic market in the United States, we intend to expand our internal sales force to sell products to these markets in North America and selected other countries. It will take significant time, money and resources to expand our sales force. We cannot be certain that we will develop the marketing capabilities necessary to successfully market and sell our products to the clinical diagnostic market.

         In selected geographic markets outside North America and certain European countries, beginning in 1999, we entered into agency or distribution and marketing arrangements with leading distributors to sell our products to the research and clinical diagnostic markets. These agreements expire at various times from September 2000 through December 2002, and, in certain cases, are subject to automatic renewal. Certain of the agreements may also be terminated by either party upon specified notice periods and may require us to make termination payments under certain circumstances. Our ability to successfully sell products to the research and clinical diagnostic markets in countries in which we rely on distribution agreements will depend to a great extent on the efforts of the distributors.

         Failure to successfully market our products will impede our ability to generate significant revenues and become profitable.

IF WE ARE UNABLE TO CONTINUE DEVELOPING ADVANCED TECHNOLOGY, ADVANCED VERSIONS OF OUR EXISTING PRODUCTS AND NEW PRODUCTS IN A TIMELY AND COST-EFFECTIVE MANNER, OUR ABILITY TO GENERATE REVENUE AND BECOME PROFITABLE WILL BE IMPAIRED.

         We believe that if we are to generate additional revenue and become profitable, we must continue to develop advanced technology, advanced versions of our existing products and new products. These technology and products must be developed and introduced to the market in a timely and cost-effective manner to meet both changing customer needs and technological developments. We cannot assure you that we will be able to successfully or timely develop any new technology, products or advanced versions of existing products, or that any new technology, products or advanced versions of existing products will achieve acceptance in the market. If we are unable to successfully develop new technology, products or advanced versions of existing products in the future or if those technologies or products are not accepted in the market, our ability to generate significant revenues will be significantly impaired, we could experience additional significant losses and our business, financial condition and results of operations will be materially harmed.

MANUFACTURING PROBLEMS COULD HAMPER OR DELAY OUR ABILITY TO INTRODUCE OUR PRODUCTS TO THE MARKETPLACE.

         We have limited experience in large-scale assembly and manufacturing of our products. Since we started assembling and manufacturing operations in 1996, we have experienced delays, quality control problems and capacity constraints from time to time. Our plant in Pittsburgh, which manufactures our HIV GeneKit, currently has a limited production capacity. Our new facility in Atlanta, Georgia is in the process of being designed, built and equipped in accordance with our specifications. Construction may take longer than expected, and the planned and actual construction costs of building and qualifying the facility for regulatory compliance may be higher than expected.

         Any significant delay in making the Atlanta facility operational will limit our ability to increase production. When we are in a position to increase production and begin manufacturing and assembling new products, additional problems may arise. These may include technological, engineering, quality control and other production difficulties. We may also have difficulty complying with FDA quality system regulations at each of our facilities. If we experience these problems, we could be delayed in filling orders, shipping existing products and introducing new products to the marketplace. These problems could also adversely affect customer satisfaction and the market acceptance of our products.

IF WE ARE UNABLE TO SUCCESSFULLY PROTECT OUR INTELLECTUAL PROPERTY OR OBTAIN CERTAIN LICENSES, OUR COMPETITIVE POSITION WILL BE HARMED.


         Our success will partly depend on our ability to obtain patents and licenses from third parties and protect our trade secrets. We own or jointly own 37 U.S. patents. We own or jointly own an additional 32 U.S. patent applications pending, of which five have been allowed. We own 14 foreign patents. We own or jointly own foreign applications presently pending as PCT applications, or as national phase PCT applications, designating intergovernmental agencies and multiple countries including the European Patent Office, Australia, Canada and Japan. We cannot assure you that our patent applications will result in patents being issued in the United States or foreign countries. In addition, the U.S. Patent and Trademark Office may reverse its decision or delay the issuance of patents that have been allowed. We also cannot assure you that any technologies or products that we may develop in the future will be patentable. In addition, competitors may develop products similar to ours that do not conflict with our patents. Others may challenge our patents and, as a result, our patents could be narrowed or invalidated. From time to time, we may be required to obtain licenses from third parties for some of the technology or components used or included in certain of our GeneKits or other products. We cannot be certain that we will be able to obtain these licenses on acceptable terms or at all. In certain instances, if we are unable to obtain a required license, our ability to sell or use certain products may be impaired.

         To help protect our proprietary rights in unpatented trade secrets, we generally require our employees, consultants and advisors to sign confidentiality agreements. However, we cannot guarantee that these agreements will provide us with adequate protection if confidential information is used or disclosed improperly. In addition, in some situations, these agreements may conflict with, or be limited by, the rights of third parties with whom our employees, consultants or advisors have prior employment or consulting relationships. Further, others may independently develop similar proprietary information and techniques, or otherwise gain access to our trade secrets.

OTHERS COULD CLAIM THAT WE INFRINGE ON THEIR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY RESULT IN COSTLY AND TIME CONSUMING LITIGATION.

         Our success will also depend partly on our ability to operate without infringing upon the proprietary rights of others, as well as our ability to prevent others from infringing on our proprietary rights. We may be required at times to take legal action in order to protect our proprietary rights. Also, from time to time, we receive notices from third parties claiming that we may infringe their patent or other proprietary rights. Despite our best efforts, we may be sued for infringing on the patent or other proprietary rights of others. Such litigation is costly, and, even if we prevail, the cost of such litigation could harm us. If we do not prevail, in addition to any damages we might have to pay, we could be required to stop the infringing activity or obtain a license. We cannot be certain that any required license would be available to us on acceptable terms, or at all. If we fail to obtain a license, or if the terms of a license are burdensome to us, our business, financial condition and results of operations could be materially harmed.

CERTAIN SUPPLIES AND PARTS THAT WE NEED ARE AVAILABLE ONLY FROM LIMITED SOURCES AND OUR BUSINESS WILL SUFFER IF WE CANNOT OBTAIN THESE SPECIALIZED ITEMS USED IN OUR GENEKITS.

         Our GeneKits include dyes, reagents and other chemicals supplied by third parties. We believe that some dyes supplied by Amersham International Public Limited Company under our exclusive worldwide license to use and sell Amersham dyes within our GeneKits, may not be available from other suppliers. However, our customers might be able to purchase some, but not all, of these dyes directly from Amersham. In addition, certain reagents and other chemicals that we use and include in our GeneKits are available only under license from their manufacturers. We cannot be certain that we will be able to renew these licenses upon expiration on favorable terms or at all. While we believe that alternative dyes, chemicals and reagents are available, alternate products may not be as effective as certain of the products that we presently use. If we switched to an alternative dye, chemical or reagent, we may also have to adapt the GeneKit's analysis software to the new product, which could take time. If the GeneKit is FDA approved, we may also be required to seek FDA approval for the altered GeneKit if the alternative product were to substantially alter the performance of the GeneKit or if the changes could significantly affect safety or effectiveness. This could cause delays in production and in bringing the changed GeneKit to market.

         We currently purchase acrylamide, an important chemical used in our MicroCel Cassettes, from one supplier. This supplier has informed us that it is experiencing financial hardship. Should this supplier go out of business, we will need to find an alternative source of acrylamide. We cannot be certain that we will be able to find a satisfactory alternate supplier. If we are unable to find an alternate reliable supplier, we may elect to manufacture acrylamide in our own facilities. We have no experience in this area and we cannot be certain that we will be able to do so successfully. If we are unable to locate reliable alternate supplies or make acrylamide on our own, our business could be materially and adversely harmed.

         We also use certain custom-designed components supplied by third parties in our DNA sequencers and other equipment. We believe that there are alternate suppliers for these custom-designed parts. However, we will incur costs in switching to alternate suppliers and will likely experience delays in production of the products that use any of these parts until such time as we are able to locate alternate suppliers or parts on acceptable terms.

WE ARE DEPENDENT ON OUR LICENSE FOR THE POLYMERASE CHAIN REACTION TECHNOLOGY WE USE IN OUR GENEKITS AND OUR BUSINESS WOULD SUFFER IF THE LICENSE IS TERMINATED OR NOT RENEWED.

         We license the polymerase chain reaction technology that we use in our GeneKits from Roche Molecular Systems, Inc. and F. Hoffmann La Roche Ltd. These licenses are not exclusive, and, therefore, may be granted by the Roche companies to our competitors and others. We are required to pay royalties to the Roche companies for these licenses. One license is for the life of the patents included within the licensing agreement, which expire at various times commencing July 2004. The second license expires in February 2003 but will be automatically extended until July 2004, unless the Roche companies elect not to renew the license. After the expiration of the initial term of this license, the Roche companies may terminate the license at any time by giving us a one-year notice. The termination of either of these licenses would have a material adverse effect on our ability to produce or sell GeneKits. Consequently, we could experience a deterioration of anticipated future sales of our GeneKits and further losses.

WE FACE SUBSTANTIAL COMPETITION FROM MANY COMPANIES, AND WE MAY NOT BE ABLE TO EFFECTIVELY COMPETE.

         The biotechnology industry is highly competitive. We compete with entities in the United States and abroad that are engaged in the development and production of products that analyze genetic information. They include:

         -- manufacturers and distributors of DNA sequencers such as the PE Biosystems Group of the Perkin-Elmer Corporation, Amersham and its Molecular Dynamics subsidiary, LI-COR, Inc., Hitachi, Ltd. and Molecular and Genetic BioSystems, Inc.;

         -- manufacturers and distributors of DNA probe-based diagnostic systems such as Abbott Laboratories, Chiron Corp., Roche Diagnostics, Gene Probe Inc., Innogenetics NV, Digene Corporation and Johnson & Johnson;

         -- manufacturers of new technologies used to analyze genetic information, such as chip-based and assay-based technologies, including, Hyseq Inc., Affymetrix Inc., ChemCore Inc., CuraGen Corp., Nanogen, Inc.;

         -- manufacturers of cell cultured assays, including ViroLogic, Inc. and VIRCO; and

         -- manufacturers of homebrew genetic tests, which typically have not undergone clinical validation and have not been approved by the FDA or other regulatory agencies.

         Many of our competitors have much greater financial, technical research and development resources and production and marketing capabilities than we do. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and biotechnology companies. If any of our competitors were to devote significant resources to developing an integrated solution for genotyping, we would experience significantly more competitive pressure. We cannot predict whether we could successfully compete with these pressures and, if we are unable to do so, our business, financial condition and results of operations could suffer.

WE MAY NOT BE ABLE TO HIRE OR RETAIN THE QUALIFIED SCIENTIFIC, TECHNICAL, MANAGEMENT AND SALES AND MARKETING PERSONNEL WE REQUIRE.

         Because of the specialized scientific nature of our business, we are highly dependent upon our ability to attract and retain qualified scientific and technical personnel. We also must hire additional qualified management and sales and marketing personnel as our business expands. Competition in our industry for scientific, technical, management, and sales and marketing personnel is intense and we cannot assure you that we will be able to hire a sufficient number of qualified personnel. Loss of the services of our key personnel in these areas could adversely affect our research and development and sales and marketing programs and could impede the achievement of our goals. We do not maintain key man life insurance on any of our personnel.

IF WE ARE UNABLE TO MANAGE OUR ANTICIPATED FUTURE GROWTH WE MAY NOT BE ABLE TO IMPLEMENT OUR BUSINESS PLAN.

         If we are successful in increasing sales and expanding our markets, there will be additional demands on our management, marketing, distribution, customer support and other operational and administrative resources and systems. To accommodate future growth, we may add staff and information and other systems. We cannot guarantee that we will be able to do so or that, if we do so, we will be able to effectively integrate them into our existing staff and systems. In addition, our current and future expense levels are based largely on our investment plans and estimates of future revenues and are, to a large extent, fixed. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Therefore, any significant shortfall in revenues as compared to our planned expenditures will materially harm our business, financial condition, and results of operations. If we are unable to manage our growth, we may not be able to implement our business plan and our business, financial condition and results of operations will be materially harmed.

IF WE ARE UNABLE TO EFFECTIVELY INTEGRATE FUTURE ACQUISITIONS OF NEW OR COMPLEMENTARY BUSINESSES, PRODUCTS OR TECHNOLOGY, OUR BUSINESS MAY BE HARMED.

         We have made and in the future may make acquisitions of complementary businesses, products, services or technologies. We have limited experience in integrating newly acquired organizations into our operations.
Acquisitions expose us to many risks, including:

         -- difficulty in assimilating technologies, products, personnel and operations;

         -- diversion of management's attention from other business concerns;

         -- large write-offs and amortization expenses related to goodwill and other intangible assets;

         --       entering markets in which we have no or limited experience;
                  and

         --       incurrence of debt or assumption of other liabilities.

         The occurrence of one or more of these factors could materially harm our business, financial condition and results of operations.

A SIGNIFICANT PORTION OF OUR SALES DURING 1998 AND 1999 HAVE BEEN TO ONE DISTRIBUTOR AND WE MAY CONTINUE IN THE FUTURE TO RELY HEAVILY ON THAT DISTRIBUTOR FOR SALES TO THE RESEARCH AND CLINICAL RESEARCH MARKETS.

         In February 1996, we granted Amersham an exclusive worldwide license to use and sell the Seq4x4(TM) DNA sequencer and related products used and sold with the sequencer, which is designed for the research market. During 1998 and 1999 approximately 30% and 21%, respectively, of our revenues resulted from sales of sequencers and other products to Amersham. Our agreement with Amersham expires in February 2001 and is automatically renewed each year unless either party notifies the other at least six months in advance of renewal that it wishes to terminate the agreement. We cannot be certain that Amersham will be successful in selling these products. In addition, we cannot be certain that the agreement will not be terminated before expiration or that, upon expiration, it will be renewed on favorable terms or at all.

WE MAY BE SUED BY CLINICIANS, PATIENTS OR THIRD-PARTY PAYORS AND OUR INSURANCE MAY NOT SUFFICIENTLY COVER ALL CLAIMS BROUGHT AGAINST US.

         The testing, manufacturing, sale and marketing of our products exposes us to the risk of product liability claims. In addition, clinicians, patients, third-party payors and others may at times seek damages based on testing or analysis errors based on a technician's misreading of the sequencing results, mishandling of the patient samples or similar claims. Although we have obtained liability insurance coverage, we cannot guarantee that liability insurance will continue to be available to us on acceptable terms or that our coverage will be sufficient to protect us against all claims that may be brought against us. A liability claim, even one without merit or for which we have substantial coverage, could result in significant legal defense costs, thereby increasing our expenses, lowering our earnings and, depending on revenues, potentially resulting in additional losses.

OUR INTERNATIONAL OPERATIONS MAY BE ADVERSELY AFFECTED BY RISKS ASSOCIATED WITH INTERNATIONAL BUSINESS.

         We sell our products in many countries and operate offices in North America and Europe. Therefore, we are subject to certain risks that are inherent in an international business. These include:

         -- varying regulatory restrictions on sales of our products to certain markets and unexpected changes in regulatory requirements;

         --       tariffs, customs, duties and other trade barriers;

         -- difficulties in managing foreign operations and foreign distribution partners;

         -- longer payment cycles and problems in collecting accounts receivable;

         --       fluctuations in currency exchange rates;

         --       political risks;

         -- foreign exchange controls that may restrict or prohibit repatriation of funds;

         -- varying laws relating to, among other things, employment and employment termination;

         -- export and import restrictions or prohibitions, and delays from customs brokers or government agencies;

         -- seasonal reductions in business activity in certain parts of the world; and

         --       potentially adverse tax consequences.

         Depending on the countries involved, any or all of the foregoing factors could materially harm our business, financial condition and results of operations.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE AND WE CANNOT BE CERTAIN THAT WE WILL BE ABLE TO RAISE CAPITAL WHEN NECESSARY ON ACCEPTABLE TERMS.

         At this time, our sales are not sufficient to meet our anticipated financing requirements. Based on our current plans, we believe that current cash balances and anticipated funds from operations will be sufficient to enable us to meet our operating needs for the next 24 months. In addition, the actual amount of funds that we will need during the next 24 months will be determined by many factors, some of which are beyond our control. These factors include:

         -- our success in selling our products in the research and clinical research markets during this period;

         -- the cost and length of time required to complete the clinical trials needed for our application to the FDA for approval to sell our HIV OpenGene System to the clinical diagnostic market;

         -- the timing of our submission of an application to the FDA for approval to sell our HIV OpenGene System and the length of time it takes the FDA to complete its review;

         --       our success in introducing new products during the period;

         -- our incurring significant fixed overhead and other expenses prior to increasing our revenues; and

         -- the costs of acquiring and integrating any new business or technologies during the period.

         We may need to obtain additional funds sooner or in greater amounts than we currently anticipate and we may need to obtain additional funds at the end of this 24 month period. If we need to obtain funds at the end of 24 months, or earlier, potential sources of financing include strategic relationships, public or private sales of our shares or debt or other arrangements. Because of our potential long-term capital requirements, we may seek to access the public or private equity markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time. We do not have any committed sources of financing at this time and it is uncertain whether additional funding will be available when we need it on terms that will be acceptable to us or at all. If we raise funds by selling additional common shares or other securities convertible into common shares, the ownership interest of our existing shareholders will be diluted. If we are not able to obtain financing when needed, we would be unable to carry out our business plan, we would have to significantly limit our operations and our business, financial condition and results of operations would be materially harmed.

WE MAY REQUIRE APPROVAL OF THE HOLDERS OF OUR SERIES A PREFERRED SHARES IN ORDER TO OBTAIN CERTAIN TYPES OF FINANCING AND WE MAY BE PREVENTED FROM OBTAINING THESE TYPES OF FINANCING BY THE HOLDERS OF OUR SERIES A PREFERRED SHARES.

         We will be required to obtain the consent of the holders of a majority of our then outstanding Series A preferred shares prior to issuing any equity security that has rights as to dividends and liquidation that are senior or equal to those of the Series A preferred shares. Also, under certain circumstances, if we propose to sell equity securities, including debt securities convertible into equity securities, certain holders of our Series A preferred shares will be entitled to preemptive rights which allow them to purchase a proportional amount of the securities being offered. We will also be required to obtain the consent of the holders of a majority of our then outstanding Series A preferred shares if we wish to borrow money and at such time or as a result of such loans, the total principal amount of our indebtedness and capitalized lease obligations exceeds $15.0 million. In addition, if we were to enter into a credit facility with a financial institution, we may be subject to additional limitations on our ability to incur additional indebtedness. As a result, we may be delayed in, or prohibited from, obtaining certain types of financing.

OUR U.S. INVESTORS COULD SUFFER ADVERSE TAX CONSEQUENCES IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY.

         Although we do not believe that we were a passive foreign investment company (or PFIC) for United States federal income tax purposes during 1999 there can be no assurance that we will not be treated as a PFIC in 2000 or thereafter. We would be a PFIC if 75% or more of our gross income in a taxable year is passive income. We also would be a PFIC if at least 50% of the value of our assets averaged over the taxable year produce, or are held for the production of, passive income. For these purposes, the value of our assets is calculated based on our market capitalization. Passive income includes, among other items, interest, dividends, royalties, rents and annuities.

         For the 1999 taxable year approximately 8% of our assets averaged over the taxable year produced, or were held for the production of, passive income, and approximately 5% of our gross income was passive income. During 2000 we have raised a total of approximately $75.4 million in a public offering, after underwriting discounts, to be used for working capital and other general corporate purposes. Since a significant portion of these funds will be invested until needed, the percentage of our assets that are likely to produce passive income during 2000 will increase.

         If we become a PFIC, many of our U.S. shareholders will, in absence of certain elections as discussed below, be subject to the following adverse tax consequences:

         -- They will be taxed at the highest ordinary income tax rates in effect during their holding period on certain distributions on our common shares, and gain from the sale or other disposition of our common shares;

         -- They will be required to pay interest on taxes allocable to prior periods; and

         -- The tax basis of our common shares will not be increased to fair market value at the date of their deaths.

         If we become a PFIC, our U.S. shareholders could avoid these tax consequences by making a qualified electing fund election or a mark-to-market election. These elections would need to be in effect for all taxable years during which we were a PFIC and during which our U.S. shareholders held our common shares. A U.S. shareholder who makes a qualified electing fund election, will be taxed currently on our ordinary income and net capital gain (unless a deferral election is in effect). A U.S. shareholder who makes a mark-to-market election, will include as ordinary income each year an amount equal to the excess of the fair market value of our common shares over the adjusted tax basis as of the close of each year (with certain adjustments for prior years).

         If we become a PFIC, our U.S. shareholders will generally be unable to exchange our common shares for shares of an acquiring corporation on a tax-deferred basis under the reorganization rules of the Internal Revenue Code, and the benefits of many other nonrecognition provisions of the Internal Revenue Code will not apply to transfers of our common shares. In addition, if we become a PFIC, pledges of our common shares will be treated as sales for U.S. federal income tax purposes. Our U.S. shareholders should note that state and local taxes may also apply if amounts are included in U.S. federal taxable income under the PFIC rules of the Internal Revenue Code. The PFIC rules are very complex. Our U.S. shareholders are strongly encouraged to consult with their tax advisors concerning all of the tax consequences of investing in our common shares and the possible benefits of making a tax election given their circumstances. Additionally, our U.S. shareholders should review the section entitled "Taxation- U.S. Federal Income Tax Considerations-Tax Status of the COMPANY-PASSIVE FOREIGN INVESTMENT COMPANIES" contained in our Annual Report on Form 20-F for a more detailed description of the PFIC rules and how they may affect their ownership of our common shares.

OUR AMENDED ARTICLES OF INCORPORATION AND BY-LAWS CONTAIN CERTAIN PROVISIONS THAT MAKE IT DIFFICULT FOR A THIRD-PARTY TO ACQUIRE OUR COMPANY EVEN IF DOING SO WOULD BE BENEFICIAL TO OUR SHAREHOLDERS AND, THEREFORE, OUR SHAREHOLDERS MAY NOT BE ABLE TO MAXIMIZE THE RETURN ON THEIR INVESTMENT.

         Our authorized capital consists of an unlimited number of preferred shares. The Board of Directors, without any further vote by the common shareholders, has the authority to issue preferred shares and to determine the price, preferences, rights and restrictions, including voting and dividend rights, of these shares. The rights of the holders of common shares are subject to the rights of holders of any preferred shares that the Board of Directors may issue in the future. That means, for example, that we can issue preferred shares with more voting rights, higher dividend payments or more favorable rights upon dissolution, than the common shares. If we issued certain types of preferred shares in the future, it may also be more difficult for a third-party to acquire a majority of our outstanding voting shares.

         In addition, we have a "classified" Board of Directors, which means that only approximately one-third of our directors are eligible for election each year. Therefore, if shareholders wish to change the composition of the Board of Directors, it would take at least two years to remove a majority of the existing directors, and three years to change all directors. Also, the holders of our Series A preferred shares are entitled to vote as a class for one director. The Series A Director serves for a one year term and any vacancy may be filled only by a vote of the holders of Series A preferred shares. If we do not redeem our Series A preferred shares as required during 2006, 2007, and 2008, then our Series A shareholders will be entitled to special voting rights enabling them to elect a majority of our Board of Directors, who will continue to serve as directors until we have redeemed our Series A preferred shares as required.

         Having a classified Board of Directors and these special rights of the Series A preferred shareholders may, in some circumstances, deter or delay mergers, tender offers or other possible transactions which may be favored by some or a majority of our shareholders.

BECAUSE OUR PREFERRED SHAREHOLDERS ARE ENTITLED TO CERTAIN PREFERENCES OVER OUR COMMON SHAREHOLDERS, UNDER CERTAIN CIRCUMSTANCES, OUR COMMON SHAREHOLDERS MAY NOT RECEIVE A RETURN OF THE FULL AMOUNT THEY HAVE INVESTED IN OUR COMPANY.

         In July 1999, we issued 33,948 Series A preferred shares. Our Series A preferred shares entitle the holders to certain preferences over our common shares (described elsewhere in this prospectus), including the following:

         -- we may not issue any securities that rank senior to, or in parity with, the Series A preferred shares without obtaining the approval of the holders of a majority of the Series A preferred shares;

         -- we may not issue dividends to holders of common shares until all accrued and unpaid dividends on the Series A preferred shares are paid in full; and

         -- if we liquidate or wind-up our company or if we sell our company or in certain other circumstances, holders of Series A preferred shares are entitled to receive an amount equal to $1,000 per Series A preferred share, or approximately $34.0 million in the aggregate, plus accrued and unpaid dividends, before holders of common shares would be entitled to receive any distribution.

THE VOLATILITY OF THE STOCK MARKET COULD DRIVE DOWN THE PRICE OF OUR COMMON SHARES WHICH COULD RESULT IN LOSSES TO OUR SHAREHOLDERS.

         The market prices for securities of life sciences companies, particularly those that are not profitable, have been highly volatile, especially recently. Publicized events and announcements may have a significant impact on the market price of our common shares.

         In addition, the stock market from time to time experiences extreme price and volume fluctuations which particularly affect the market prices for emerging and life sciences companies, such as ours, and which are often unrelated to the operating performance of the affected companies. These broad market fluctuations may make it difficult for a shareholder to sell shares at a price equal to or above the price at which the shares were purchased.

FUTURE SALES BY EXISTING SHAREHOLDERS MAY LOWER THE PRICE OF OUR COMMON SHARES WHICH COULD RESULT IN LOSSES TO OUR SHAREHOLDERS.


         As of June 23, 2000, we had outstanding 18,521,189 voting shares, including 3,329,187 shares issuable upon conversion of our Series A preferred shares. All of these shares are eligible for sale under Rule 144, pursuant to currently effective registration statements, or are otherwise freely tradable. Our common shares are eligible for sale into the public market as follows:


         -- Our affiliates own 1,981,325 shares (of which 1,927,134 are covered by this prospectus and may be freely sold, if and when the registration statement covering these shares, of which this prospectus forms a part, is declared effective) that may be sold subject to volume restrictions imposed by Rule 144. Our affiliates also own options to acquire an additional 1,055,776 shares. The shares to be issued upon exercise of these options have been registered and may be freely sold when issued.


         -- Our employees and consultants who are not deemed affiliates hold options to buy a total of 769,144 shares. The shares to be issued upon exercise of these options have been registered and may be freely sold when issued.



         -- We may issue options to purchase up to an additional 976,512 shares under our share option plans. The shares to be issued upon exercise of these options have been registered and may be freely sold when issued.


         -- We have filed a registration statement covering 5,283,758 common shares issuable upon conversion of our Series A preferred shares and issued or issuable upon exercise of certain warrants issued on July 15, 1999. These shares may be freely sold so long as the registration statement covering them remain effective.

         Sales of substantial amounts of common shares into the public market could lower the market price of our common shares.


         In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who has owned shares for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the number of our common shares then outstanding (which equals approximately 151,920 common shares as of June 23, 2000 or (ii) the average weekly trading volume of our common shares during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about our company. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has owned the shares proposed to be sold for at least two years, is entitled to sell his shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.


WE MAY SUFFER LOSSES AS RESULT OF FLUCTUATIONS IN EXCHANGE RATES BETWEEN THE U.S. DOLLAR AND FOREIGN CURRENCIES.

         Our financial statements are prepared in U.S. dollars and much of our business is conducted in U.S. dollars. However, we incur expenses in Canadian dollars and in other foreign currencies. We also sell products to customers in foreign countries and bill those customers in local currencies at predetermined exchange rates. As our business expands, we anticipate that we will increasingly incur expenses and bill and receive payments in local currencies at prevailing exchange rates. As a result, we may suffer losses due to fluctuations in the exchange rates between the U.S. dollar and the Canadian dollar and the U.S. dollar and the currencies of other countries. We currently engage in limited foreign exchange hedging activities by sometimes purchasing Canadian funds before they are actually required to protect ourselves against the risk of losses due to fluctuations in exchange rates. We do not currently engage in hedging activities for any other foreign currencies.

                           FORWARD-LOOKING STATEMENTS


         This prospectus includes forward-looking statements. You can identify these forward-looking statements when you see us using words such as "expect," "anticipate," "estimate," "believe," "intend," "may," "predict," and other similar expressions. These forward looking statements cover, among other items:

         --       acceptance of our products in the clinical diagnostic market;

         --       acceptance of genotyping in the clinical diagnostic market;

         --       our marketing and sales plans;

         --       our expectations about the markets for our products;

         --       the performance of our products;

         --       our intention to introduce new products;

         --       our future capital needs;

         --       FDA and other regulatory approval for certain of our products;

         --       our proposed clinical trials;

         -- reimbursement of our products by insurance companies and other third-party payors;

         -- our ability to compete in the research, clinical research and clinical diagnostic markets; and

         --       our patent applications.


         We have based these forward-looking statements largely on our current expectations. However, forward-looking statements are subject to a number of risks and uncertainties, certain of which are beyond our control. Actual results could differ materially from those anticipated as a result of the factors described under "Risk Factors" including, among others:

         -- delays in obtaining, or our inability to obtain, approval by the FDA and other regulatory authorities for our HIV OpenGene System and, in the future, certain of our other products for the clinical diagnostic market;

         -- refusal of insurance companies and other third-party payors to reimburse patients and clinicians for our products;

         -- uncertainty of acceptance of genotyping, in general, and of our products, in particular, in the clinical diagnostic market;

         -- problems, delays and expenses we may face with our proposed clinical trials;

         -- problems that we may face in manufacturing, marketing and distributing our products;

         -- delays in the issuance of, or the failure to obtain, patents or licenses for certain of our products and technologies;

         --       problems with important suppliers and business partners;

         -- delays in developing, or the failure to develop, new products and enhanced versions of existing products; and

         -- the timing of our future capital needs or our inability to raise additional capital when needed.

         We do not undertake any obligation to publicly update or revise any forward-looking statements contained in this prospectus or incorporated by reference, whether as a result of new information, future events or otherwise. Because of these risks and uncertainties, the forward-looking statements and circumstances discussed in this prospectus might not transpire.

                                 USE OF PROCEEDS

         All of the common shares offered by this prospectus are being offered by the selling shareholder. We will not receive any proceeds from sales of common shares by the selling shareholder.


                                 DIVIDEND POLICY

         SERIES A PREFERRED SHARES. Dividends on our Series A preferred shares accrue at the rate of 9% per year during the first three years after issuance, and 4% per year thereafter. Dividends may not be paid for the first three years. After three years, at our option, we may pay dividends in cash. If dividends are not paid in cash, they will continue to accrue.

         COMMON SHARES. We have not declared or paid any cash dividends on our common shares. We currently intend to retain any future earnings for use in the operation and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the foreseeable future.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and the Notes thereto included in our Annual Report on Form 20-F, incorporated into this prospectus by reference. The Consolidated Statement of Operations data for fiscal years 1997, 1998 and 1999 and the Consolidated Balance Sheet data as at December 31, 1998 and 1999, as set forth below, have been derived from our consolidated financial statements which have been audited by PricewaterhouseCoopers LLP, Chartered Accountants in Canada, whose report with respect to such financial statements appears in our Annual Report on Form 20-F, incorporated into this prospectus by reference. The Consolidated Statement of Operations data for fiscal years 1995 and 1996 and the Consolidated Balance Sheet data as at December 31, 1995, 1996 and 1997, as set forth below, have been derived from audited consolidated financial statements not included in this prospectus. The Consolidated Statement of Operations data for the three-month period ended March 31, 1999 and 2000 and the Consolidated Balance Sheet data as at March 31, 2000 are derived from unaudited consolidated financial statements included in our Report on Form 6-K Filing No. 1 for the Month of May, 2000, incorporated into this prospectus by reference, which in the opinion of our management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial data for such period. Historical results are not necessarily indicative of results to be expected for any future period.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                  (dollars in thousands, except per share data)



                                                                                                            THREE MONTHS ENDED
                                                       FISCAL YEAR ENDED DECEMBER 31,                            MARCH 31,
                                      ------------------------------------------------------------------    --------------------
                                          1995          1996          1997          1998          1999         1999        2000
                                      -----------    ----------    ----------    ----------    ----------   --------    --------
                                                                                                                (unaudited)
STATEMENT OF OPERATIONS DATA:
  Sales ............................   $     --      $      978    $    3,033    $   10,875    $   13,627    $  3,261    $  3,644
  Cost of sales ....................         --             561         1,995         6,673         9,273       2,151       2,284
                                      -----------    ----------    ----------    ----------    ----------    --------    --------
  Gross margin .....................         --             417         1,038         4,202         4,354       1,110       1,360
  Sales, general and
    administrative expense .........        1,476         3,377         7,448        11,516        19,074       3,163       5,418
  Research and development expense .        1,241         2,745         4,123         6,289         7,935       1,854       2,083
  Other expense ....................         --            --             654           420         1,329        --          --
                                      -----------    ----------    ----------    ----------    ----------    --------    --------

  Loss from operations before
    interest .......................       (2,717)       (5,705)      (11,187)      (14,023)      (23,984)     (3,907)     (6,141)
  Interest income ..................           12           609           774           264           695         113         430

  Interest and financing expense ...          (19)          (69)           (3)       (1,132)       (1,998)       (540)         (5)
                                      -----------    ----------    ----------    ----------    ----------    --------    --------
  Net loss .........................       (2,724)       (5,165)      (10,416)      (14,891)      (25,287)     (4,334)     (5,716)
  Cumulative preferred dividends
    and accretion of discount
    attributable to preferred
    shares..........................         --            --            --            --          (1,770)       --          (967)
                                      -----------    ----------    ----------    ----------    ----------    --------    --------
     Net loss attributable to
        common shareholders ........  $    (2,724)   $   (5,165)   $  (10,416)   $  (14,891)   $  (27,057)   $ (4,334)   $ (6,683)
                                      -----------    ----------    ----------    ----------    ----------    --------    --------
                                      -----------    ----------    ----------    ----------    ----------    --------    --------

  Net loss per common share ........  $     (0.65)   $    (0.89)   $    (1.48)   $    (1.91)   $    (2.73)   $  (0.46)   $  (0.55)
     Weighted average number of
       common shares outstanding ...    4,181,599     5,791,367     7,059,578     7,782,094     9,916,954    9,410,845  12,248,002


                                                                    DECEMBER 31,
                                                ---------------------------------------------------      MARCH 31,
                                                1995       1996        1997        1998        1999        2000
                                                ----       ----        ----        ----        ----     -----------
                                                                             (in thousands)             (UNAUDITED)
BALANCE SHEET DATA:
    Cash and short-term investments ......   $    403    $ 18,928    $  7,588    $ 11,274    $ 42,688    $ 36,187
    Working capital ......................        418      20,061       9,561       8,432      45,611      39,047
    Total assets .........................      1,791      22,606      13,936      27,783      58,640      54,834
    Indebtedness .........................        500        --          --         7,495        --          --
    Mandatorily redeemable convertible
       preferred shares ..................       --          --          --          --        27,556      28,523
    Accumulated deficit ..................     (3,680)     (8,845)    (19,260)    (34,151)    (59,438)    (65,154)
    Shareholders' equity .................        841      21,795      12,610      14,579      24,351      19,577


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW

         We began operations in 1993. Until 1996, we devoted substantially all of our resources to the research and development of our technology and products. In late 1996, we began manufacturing and selling our products to the research and clinical research markets.

         Our products and services are described below.

         -- SEQUENCING SYSTEMS. Sequencing systems consist of automated DNA sequencers and related equipment, and our proprietary DNA analysis and data management software.

         -- GENEKITS AND OTHER CONSUMABLES. GeneKits consist of various reagents, enzymes, primers and other chemicals, and other consumables consist of disposable gel cassettes, acrylamide and other materials.

         -- TESTING, SEQUENCING AND OTHER SERVICES. We provide services, such as viral load testing, genotyping and other molecular services, through our wholly-owned subsidiaries, Applied Sciences, Inc., which we acquired in 1997, and Visible Genetics Europe S.A. (formerly known as ACT Gene S.A.), which we acquired in 1998.

         During 1996 and 1997, we generated revenues primarily by selling sequencing systems. During this period, our business strategy focused on installing our DNA sequencers and related equipment in research and clinical research facilities. During 1998, we began to shift our strategy to target the clinical diagnostic market and to place greater emphasis on generating recurring revenues from sales of GeneKits and other consumables initially to the research and clinical research markets and, subject to FDA approval, to the clinical diagnostic market. As part of this strategy, we may sell our DNA sequencers at reduced prices, or at no cost, to customers who commit, or to customers who we anticipate will commit, to purchase significant quantities of GeneKits and other consumables. In addition, in 1998 and 1999, we bundled our DNA sequencers and GeneKits for sale at reduced prices. We discontinued the practice of bundle sales in the second half of 1999. This strategy may result, initially, in reduced gross margins and additional losses as we attempt to expand our installed base of DNA sequencers. However, we believe that this strategy, over the long term, will help us maximize recurring sales of our HIV GeneKit and other GeneKits to the clinical diagnostic market, should we receive FDA approval.

OUR OPERATIONS

         SALES. Sales consist of revenues from the sale of sequencing systems, GeneKits and other consumables as well as from the sale of testing services. Sales include shipping charges, but exclude sales and excise taxes. Revenues from the sale of our products are recognized when shipment occurs and title passes to the customer or distributor and there is a reasonable assurance of collectibility. Revenues from the sale of testing and other services are recognized when the service is provided and there is a reasonable assurance of collectibility. Sales of bundled sequencing systems and GeneKits are recognized proportionately as the components of the bundle are shipped to customers. The total sales price of the bundle is allocated to the components proportionately based on the retail prices typically charged for such components if they were sold individually rather than as part of the bundle.

         We sell our products in North America, Europe, Asia, Australia and South America. In the United States, Canada and many countries in Europe, we sell our products directly through our own sales force. In selected geographic and product markets, we seek to sell our products through distribution, marketing or agency agreements with leading distributors. Currently, we have entered into agreements with distributors or agents in Spain, Portugal, Japan, Australia, New Zealand and Argentina.

         For an analysis of sales by product segment and geographic market, see
Note 15 to our Consolidated Financial Statements included in our Annual Report on Form 20-F, incorporated into this prospectus by reference.

         COST OF SALES. Cost of sales consists of manufacturing costs including materials, labor and overhead chargeable to inventory. The gross margin from sales of our products and services varies depending on product category, distribution channel and geographic market. Gross margin is calculated by subtracting cost of sales from sales.

         SALES, GENERAL AND ADMINISTRATIVE EXPENSES. Sales, general and administrative expenses consist primarily of salaries and related expenses, occupancy costs, utilities, professional fees, consulting fees, travel costs, capital taxes, depreciation of fixed assets and amortization of costs paid to patent counsel.

         RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses consist primarily of salaries and related expenses for employees engaged in research and development, occupancy costs, consulting fees, travel costs, depreciation and amortization of fixed assets and costs related to FDA clinical trials for our HIV OpenGene System.

         INTEREST INCOME. Interest income consists of income earned on cash, cash equivalents and marketable securities.

         INTEREST AND FINANCING EXPENSE. Interest and finance expense consists of interest paid or accrued, and amortization of warrant costs and other financing expenses.

         Our financial statements are presented in U.S. dollars and are prepared in accordance with generally accepted accounting principles in the United States.

RESULTS OF OPERATIONS

COMPARISON OF THREE MONTHS ENDED MARCH 31, 2000 TO THREE MONTHS ENDED MARCH 31, 1999

         SALES. Sales increased 12% to $3.6 million for the three months ended March 31, 2000, compared with $3.3 million for the same period of the prior year. This increase resulted primarily from increased sales of our HIV GeneKit. In the three months ended March 31, 2000, automated DNA sequencing systems accounted for 51% of total sales, compared to approximately 73% of total sales in the same period of the prior year. GeneKits and other consumables accounted for 44% of total sales, compared to approximately 21% of total sales in the same period of the prior year. Testing services accounted for 5% of total sales, compared to 6% of total sales in the same period of the prior year. It is expected that sales of GeneKits and other consumables will continue to grow as a percentage of total sales. Sales in North America, Europe, and Asia and South America were $1.6 million, $1.2 million and $0.8 million, respectively, during the three months ended March 31, 2000, as compared to $1.5 million, $1.0 million and $0.8 million, respectively, during the three months ended March 31, 1999. During the three months ended March 31, 2000, Amersham accounted for approximately 21% of sales, of which 20% comprised DNA sequencing systems and 1% comprised GeneKits and other consumables. During the three months ended March 31, 1999, Amersham accounted for 11% of sales, of which 9% comprised DNA sequencing systems and 2% comprised GeneKits and other consumables. The sales to Amersham were made on the same general terms and conditions as the majority of other sales during the respective periods.

         COST OF SALES. Cost of sales increased to $2.3 million for the three months ended March 31, 2000, from $2.2 million in the same period of the prior year. In the three months ended March 31, 2000, cost of sales aggregated 63% of sales, compared to 66% of sales in the same period of the prior year. The decrease in cost of sales as a percentage of sales was primarily related to the increase in sales of GeneKits. GeneKit sales have a higher gross margin and lower cost of sales, than sales of DNA sequencing systems and testing services.

         SALES, GENERAL AND ADMINISTRATIVE EXPENSES. Sales, general and administrative expenses increased 71% to $5.4 million for the three months ended March 31, 2000, compared with $3.2 million for the same period of the prior year. This increase resulted primarily from increased payroll and personnel costs due to the continued growth of our business and the continued expansion of our sales force in North America and Europe. Sales and marketing expenses included in sales, general and administrative expenses increased 60% to $3.0 million for the three months ended March 31, 2000, compared with $1.9 million for the same period of the prior year.

         RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased 12% to $2.1 million for the three months ended March 31, 2000, compared with $1.9 million for the same period of the prior year. This increase resulted from increased payroll and personnel costs, along with increased purchases of laboratory supplies, as we developed additional GeneKits and continued our research programs. Additionally, we incurred costs related to our planned FDA submission for our HIV OpenGene System.

         INTEREST INCOME. Interest income was $0.4 million for the three months ended March 31, 2000, compared with $0.1 million for the same period of the prior year. This increase reflects interest earned on higher average cash balances as a result of the cash proceeds received from the July 1999 issuance of the Series A preferred shares and the December 1999 private placement of 1,916,000 common shares.

         INTEREST AND FINANCING EXPENSE. Interest and financing expense decreased to approximately nil for the three months ended March 31, 2000, compared with $0.5 million for the same period of the prior year. The decrease is due to the repayment in July 1999, concurrent with the issuance of the Series A preferred shares, of all of the company's outstanding debt.

         CUMULATIVE PREFERRED DIVIDENDS AND ACCRETION OF DISCOUNT ATTRIBUTABLE TO PREFERRED SHARES. The increase in cumulative preferred dividends and accretion of discount attributable to preferred shares to $1.0 million for the three months ended March 31, 2000 from nil for the same period of the prior year, reflects dividends and amortization of discount on the Series A preferred shares issued in July 1999.

COMPARISON OF FISCAL YEAR ENDED DECEMBER 31, 1999 TO FISCAL YEAR ENDED DECEMBER 31, 1998

         SALES. Sales increased 25% to $13.6 million in 1999, from $10.9 million in 1998. This increase resulted primarily from increased sales of our GeneKits and other consumables. In 1999, 340 sequencing systems were sold, as compared to 412 sequencing systems sold in 1998. The decrease in sequencing systems sold in 1999 as compared to 1998 is due to a decline in Seq4x4 sales to Amersham, which decreased from 273 units in 1998 to 85 units in 1999. In 1998 Amersham began to actively market the Seq4x4 and initial sales were high as Amersham filled their distribution pipeline. Subsequently, Amersham's marketing effort has been transferred to the Long-Read Tower at a higher unit price but lower anticipated volume. In 1999, sequencing systems accounted for 57% of total sales, compared to 74% of total sales in 1998. In 1999, GeneKits and other consumables accounted for 35% of total sales, compared to 13% of total sales in 1998. Testing services accounted for 8% of sales in 1999, compared to 13% of sales in 1998. Sales in North America, Europe, Japan and the rest of the world were $5.2 million, $5.5 million, $1.6 million and $1.3 million, respectively, for 1999, as compared to $4.4 million, $4.6 million, $1.6 million and $0.3 million, respectively, during 1998. During 1999, Amersham accounted for approximately 21% of sales, of which 19% comprised sequencing systems and 2% comprised GeneKits and other consumables. During 1998, Amersham accounted for 30% of sales, of which 29% comprised sequencing systems and 1% comprised GeneKits and other consumables. The sales to Amersham were made on the same general terms and conditions as the majority of other sales during the respective periods.

         COST OF SALES. Cost of sales increased 39% to $9.3 million in 1999, from $6.7 million in 1998. In 1999, cost of sales aggregated 68% of sales, compared to 61% of sales in 1998. This increase in cost of sales as a percentage of sales was primarily related to a write-off of obsolete and discontinued instruments and related parts totaling $0.6 million recorded in the second quarter of 1999.

         SALES, GENERAL AND ADMINISTRATIVE EXPENSES. Sales, general and administrative expenses increased 66% to $19.1 million in 1999, from $11.5 million in 1998. This increase resulted primarily from increased payroll and personnel costs due to the continued growth of our business, costs of quality control and regulatory departments established in 1998 and the continued expansion of our sales force in North America and Europe. Sales and marketing expenses included in sales, general and administrative expenses increased 79% to $11.1 million in 1999, from $6.2 million in 1998.

         RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased 26% to $7.9 million in 1999, from $6.3 million in 1998. This increase resulted from increased payroll and personnel costs, along with increased purchases of laboratory supplies, as we developed additional GeneKits and continued our research programs. Additionally, we incurred costs for pre-clinical and clinical trials related to our FDA submission for our HIV OpenGene System.

         EXIT AND TERMINATION COSTS. During 1999, we incurred exit and termination costs of $1.3 million. There were no such costs in 1998. Of this amount, $0.8 million related to the planned relocation of certain of our activities to a new location in Atlanta, and $0.5 million was for termination benefits payable to two senior officers in connection with the termination of their employment with our company.

         INTEREST INCOME. Interest income increased to $0.7 million in 1999, from $0.3 million in 1998. The increase reflects interest earned on higher average cash balances as a result of the proceeds received from financings completed during the third and fourth quarters of 1999.

         INTEREST AND FINANCING EXPENSE. Interest and financing expense increased to $2.0 million in 1999, from $1.1 million in 1998. This increase was due to interest and financing costs on our term loan agreements entered into in April and September 1998 and the Warburg Pincus financing in July 1999. Of the total interest and financing expense, $1.5 million was a non-cash charge due to the amortization of costs attributable to warrants issued in connection with our term loans and the Warburg Pincus financing, compared to $0.6 million during 1998.

COMPARISON OF FISCAL YEAR ENDED DECEMBER 31, 1998 TO FISCAL YEAR ENDED DECEMBER 31, 1997

         SALES. Sales increased 259% to $10.9 million in 1998 from $3.0 million in 1997. This increase resulted from increased sales of our sequencing systems, GeneKits and other consumables and testing, sequencing and other services. In 1998, 412 sequencing systems were sold, an increase of 353% from the 91 systems sold in 1997. In 1998, sequencing systems accounted for 74% of sales, compared to 90% of sales in 1997. GeneKits and other consumables accounted for 13% of sales in 1998, compared to 8% in

1997. Testing services accounted for 13% of sales in 1998 compared to 2% of sales in 1997 as a result of our acquisitions in 1997 and 1998 of DNA diagnostic testing companies. Sales during 1998 in North America, Europe, Japan and the rest of the world were $4.4 million, $4.6 million, $1.6 million and $0.3 million, respectively, as compared to $2.8 million, $0.2 million, nil and $0.05 million, respectively, during 1997. During 1998, Amersham accounted for 30% of sales, of which 29% comprised sequencing systems and 1% comprised GeneKits and other consumables. The sales to Amersham were made on the same general terms and conditions as the majority of other sales during the year. During 1997, no customer accounted for more than 10% of sales.

         COST OF SALES. Cost of sales increased 235% to $6.7 million in 1998 from $2.0 million in 1997. In 1998, cost of sales aggregated 61% of sales, a decrease from 66% of sales in 1997. Cost of sales decreased in 1998 as a percentage of sales due to improvements in our manufacturing processes, as well as economies of scale as production of sequencing systems, GeneKits and other consumables increased compared to the previous year.

         SALES, GENERAL AND ADMINISTRATIVE EXPENSES. Sales, general and administrative expenses increased 55% to $11.5 million in 1998 from $7.4 million in 1997. This increase resulted primarily from increased payroll and personnel costs due to the growth of our business, establishment of quality control and regulatory departments and development of a sales force in North America and in certain countries in Europe. Sales and marketing expenses included in sales, general and administrative expenses increased 72% to $6.2 million in 1998 from $3.6 million in 1997.

         RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased 53% to $6.3 million in 1998 from $4.1 million in 1997. This increase in research and development expenses resulted from increased payroll and personnel costs along with increased purchases of laboratory supplies as we continued to develop GeneKits and expanded our research programs.

         In April 1998, we acquired 100% of the shares of ACT Gene S.A., a DNA diagnostic testing company, for 85,000 common shares and cash payable of $0.7 million. This acquisition was accounted for as a purchase, and resulted in the recording of an excess of purchase price over tangible net assets of $0.5 million, of which $0.4 million was determined to be in-process research and development, and reflected as an expense in 1998. The in-process research and development related to the cost and time pertaining to the development of a test kit and research clinical samples necessary for the development of several kits designed for use with sequencing systems. As of April 1998, the test kit was approximately 80% completed, with an estimated cost to complete the kit of approximately $650,000. At that time we expected to complete the kit during 1999. We currently estimate the cost to date plus additional cost to complete the kit will total approximately $900,000. We currently expect development of the kit to be completed during 2000. At the date of acquisition, the test kit had not yet reached technological feasibility and had no alternative future uses in the clinical diagnostic market.

         INTEREST INCOME. Interest income declined to $0.3 million in 1998 from $0.8 million in 1997.

         INTEREST AND FINANCING EXPENSE. Interest and financing expense increased to $1.1 million in 1998 from approximately nil in 1997 due to interest paid or accrued and the amortization of costs attributable to warrants issued in connection with term loans entered into in April and September 1998.

LIQUIDITY AND CAPITAL RESOURCES

         Since inception, we have financed our operations primarily through private placements of equity and public offerings. We have also borrowed funds from institutional lenders.

         INSTITUTIONAL LOANS. On April 30, 1998, our subsidiary, Visible Genetics Corp., or VGC, borrowed $7.0 million from various funds, which we refer to as the Hilal Funds, for which Hilal Capital Management LLC serves as general partner, investment advisor or management company. In September 1998, VGC borrowed an additional $1.0 million from these lenders. The interest rate of the loans was 10% per year. Interest and principal on the $7.0 million loan were payable on or about April 29, 1999, and, on the $1.0 million loan, were payable on December 28, 1999.

         On April 30, 1999, we and the Hilal Funds agreed to delay the payment date of the $7.0 million loan to December 31, 1999, and to move up the payment date of the $1.0 million loan to July 1, 1999. The Hilal Funds later extended the payment date to the earlier of July 22, 1999, or the completion of the Warburg Pincus Financing described below. In addition, the Hilal Funds agreed to permit us to borrow up to an additional $5.0 million of loans from other lenders which would be senior to the $7.0 million loan and junior to the $1.0 million loan.

         We guaranteed VGC's obligations under both loans. We gave the Hilal Funds a security interest in most of our assets to secure our obligations under the guaranty, including a pledge of the outstanding stock of VGC. Both the loan agreements and the guaranty imposed certain restrictions on us and our subsidiaries, including limitations on loans and other obligations that we may incur.

         As part of the loan arrangements, we granted the Hilal Funds warrants to purchase our common shares. Initially, we granted the Hilal Funds warrants to purchase 420,000 common shares which may be exercised until April 2003, at a price of $10.00 per share. When we borrowed an additional $1.0 million from the Hilal funds in September 1998, we granted them warrants for an additional 120,000 common shares which may be exercised until September 2003, at a price of $10.00 per share. The warrants were valued using the Black-Scholes option valuation model. The total proceeds received from the Hilal Funds were allocated between the warrants and term loans based on the relative fair value of each component, resulting in $0.9 million and $0.2 million of the total proceeds from the April 1998 and September 1998 term loans, respectively, being allocated to warrants. The value of the term loans were to be increased to their face value at their respective maturity dates, resulting in a charge to financing expense and warrants, by their pro rata share, over the remaining term of the loans. As a result, non-cash charges of $0.6 million were recorded as financing expenses in 1998. The remaining $0.6 million was recorded as non-cash financing expenses in 1999.

         On April 30, 1999, we granted the Hilal Funds warrants to purchase an additional 140,000 common shares which may be exercised until April 30, 2006, at a price of $17.00 per share. The warrants were valued using the Black-Scholes option valuation model, resulting in a value being attributed to these warrants of $0.9 million. This amount was recorded as a deferred charge on the balance sheet and was to be amortized to financing expense over the remaining term of the loan maturing on December 31, 1999. As a result, the entire amount was recorded as a non-cash charge to financing expense in 1999.

         On July 15, 1999, we repaid or satisfied all of the loans made to us by the Hilal Funds. Of the $8.0 million principal amount of the loans, we paid $4.1 million of principal plus accrued interest on the loan in cash. The Hilal Funds converted the remaining $3.9 million principal amount plus accrued interest into 3,948 Series A preferred shares and 147,098 warrants to purchase our common shares. The warrants were valued using the Black-Scholes option valuation model. The value of the net proceeds was allocated between convertible preferred shares and warrants based on the relative fair value of each instrument. The total amount allocated to warrants and preferred shares, was $0.9 million and $3.0 million, respectively. The value of the warrants is treated as a discount to the preferred shares and will be charged directly to retained earnings or, in the absence of retained earnings, against other equity over seven years, the time period when redemption of the preferred shares first becomes mandatory. The increase in value of the preferred shares to their mandatory redemption price as well as the accrual of dividends on the preferred shares will reduce earnings attributable to common shareholders. The Series A preferred shares and warrants have the same terms as those granted to Warburg Pincus as described below.

         WARBURG PINCUS FINANCING. On July 15, 1999, certain affiliated funds managed by E.M. Warburg, Pincus & Co., LLC, who we refer to as the Warburg Pincus Funds, invested $30.0 million in our company. In consideration for this investment, we issued to the Warburg Pincus Funds 30,000 Series A preferred shares convertible at the holders' option into common shares at $11.00 per share, and warrants to purchase 1,100,000 common shares exercisable for four years at a purchase price of $12.60 per share. The warrants were valued using the Black-Scholes option valuation model. The value of the net proceeds was allocated between convertible preferred shares and warrants based on the relative fair value of each instrument. The total amount allocated to warrants and preferred shares was $6.4 million and $22.8 million, respectively. The value of the warrants is treated as a discount to the preferred shares and will be charged directly to retained earnings or, in the absence of retained earnings, against other equity over seven years, the time period when redemption of the preferred shares first becomes mandatory. The increase in value of the preferred shares to their mandatory redemption price as well as the accrual of dividends on the preferred shares will reduce earnings attributable to common shareholders. In February 2000, the Warburg Pincus Funds exercised all of their warrants. Under the terms of our warrant agreement, the Warburg Pincus Funds elected to pay the exercise price for the warrants through a non-cash exercise. As a result, the Warburg Pincus Funds received 847,749 of our common shares rather than 1,100,000 common shares they otherwise would have received upon exercise in cash of all of their warrants.

         DECEMBER 1999 PRIVATE PLACEMENT. In December 1999, various institutional investors purchased 1,916,000 common shares of our company in a private placement. The investors paid $15 per share and we received net proceeds of $26.7 million from the private placement. The institutional investors included the Warburg Pincus Funds, the Hilal Funds, certain investors who had purchased our common shares in a November 1998 private placement and certain new institutional investors.

         APRIL 2000 PUBLIC OFFERING. In April 2000 we completed an underwritten follow-on public offering of 2,090,000 common shares at $38 per share. All of the shares were sold by us. After underwriting discounts, but before related fees and expenses, we received proceeds of $75.4 million.

         CAPITAL AND OTHER EXPENDITURES. Additions to fixed assets were approximately $1.9 million, $3.3 million and $1.3 million for the years ended December 31, 1999, 1998 and 1997, respectively. We expect capital expenditures to increase over the next several years as we expand our facilities and acquire additional manufacturing and scientific equipment.

         In April 2000 we entered into a worldwide licensing and collaboration agreement with PE Biosystems Group, further described in our Report on Form 6-K Filing No. 3 for the Month of April, 2000, incorporated into this prospectus by reference. Under the terms of the agreement, we paid an initial licensing fee to PE Biosystems of $10.0 million in June 2000. We will pay future licensing fees of $5.0 million in each of June 2001, June 2002 and June 2003, unless the agreement is terminated before those dates. We are not obligated to make any further payments upon the termination of the agreement. In addition we will also make royalty payments to PE Biosystems based on sales in return for access to the PE Biosystems technology and installed instrument customer base. We may terminate the agreement upon 60 days written notice to PE Biosystems and either party may terminate the agreement under certain other limited circumstances.

         CURRENT AND FUTURE FINANCING NEEDS. We have incurred negative cash flow from operations since we started our business. We have spent, and expect to continue to spend, substantial amounts to complete our planned product development efforts, expand our sales and marketing activities, conduct our clinical trials, conduct research, build our business infrastructure and expand our manufacturing capabilities. At this time, funds from operations are not sufficient to meet our operating needs and other anticipated financial requirements.

         Based on our current plans, we believe that our cash on hand and anticipated funds from operations will be sufficient to enable us to meet our operating needs for the next 24 months. However, the actual amount of funds we will need to operate for the next 24 months is subject to many factors, some of which are beyond are control. We may need to obtain additional funds sooner or in greater amounts than we currently anticipate and we may need to obtain additional funds at the end of the 24 month period. If we need to obtain funds at the end of 24 months, or earlier, potential sources of financing include strategic relationships, public or private sales of our shares or debt or other arrangements. Because of our potential long-term capital requirements, we may seek to access the public or private equity markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time. We do not have any committed sources of financing at this time and it is uncertain whether additional funding will be available when we need it on terms that will be acceptable to us or at all. If we raise funds by selling additional common shares or other securities convertible into common shares, the ownership interest of our existing shareholders will be diluted. If we are not able to obtain financing when needed, we would be unable to carry out our business plan, we would have to significantly limit our operations and our business, financial condition and results of operations would be materially harmed.

         If we wish to issue equity securities or obtain additional financing, we will need, under certain circumstances, the consent of the Series A preferred shareholders. We will be required to obtain the consent of the holders of a majority of the then outstanding Series A preferred shares prior to issuing any equity security that has rights as to dividends and liquidation that are senior or equal to those of the Series A preferred shares. We will also be required to obtain the consent of the holders of a majority of the then outstanding Series A preferred shares if we wish to borrow money and at such time or as a result of such loans, the total principal amount of our indebtedness and capitalized lease obligations exceeds $15.0 million. As a result, we may be delayed in, or prohibited from, obtaining certain types of financing.

EURO CONVERSION

         Effective January 1, 1999, 11 of the 15 member countries of the European Union adopted the euro as their common legal currency and each participant established fixed conversion rates between their sovereign, or legacy, currencies and the common euro currency. The legacy currencies of the individual countries are scheduled to remain legal tender as denominations of the euro until January 1, 2002, when euro-denominated bills and coins will be introduced. During this transition period, public and private parties may choose to pay for goods and services using either the euro or the participating country's legacy currency. By July 1, 2002, the legacy currencies will be phased out entirely as legal tender.

         We currently conduct business operations in U.S. and Canadian dollars and several other currencies. Since our information systems and processes generally accommodate multiple currencies, we anticipate that any necessary modification to our information systems, equipment and processes to accommodate euro transactions will be made on a timely basis and do not expect any failures that would have a material adverse effect on our financial position or results of operations.

                          INFORMATION ABOUT OUR COMPANY

         For a detailed description of our business and information about our management, see our Annual Report on Form 20-F and the Form 6-Ks, which are incorporated into this prospectus by reference. The following information supplements or supercedes, as appropriate, the information contained in our Annual Report on Form 20-F and the Form 6-Ks, which are incorporated into this prospectus by reference.

         BOARD OF DIRECTORS

         In April 2000, J. Spencer Lanthier was appointed to the Board of Directors, filling the vacancy created by the resignation, from the Board of Directors, of Marguerite Ethier, Vice President and General Counsel of our company. Ms. Ethier was appointed to the Board of Directors in March 2000 to fill the vacancy created by the resignation of Samuel Schwartz. Since January 2000, Mr. Lanthier has been self-employed as a corporate director. From 1993 to April 1999, Mr. Lanthier was Chairman and Chief Executive Officer of KPMG Canada LLP.

         In April 2000, Jacques R. Lapointe was appointed to the Board of Directors, filling the vacancy created by the resignation of Robert M. MacIntosh. Mr. MacIntosh was appointed to the Board of Directors in March 2000 to fill the vacancy created by the resignation of Dr. Thomas C. Merigan. Since June 1998, Mr. Lapointe has been President and Chief Operating Officer of BioChem Pharma Inc. From April 1994 to June 1998, Mr. Lapointe was Managing Director and Business Development Director of Glaxo Wellcome Plc. Mr. Lapointe is presently a member of the board of directors of BioChem Pharma Inc.

         At our annual meeting on May 16, 2000, Michael A. Cardiff and J. Spencer Lanthier were elected to our Board of Directors to serve as Class I Directors, for a term expiring in 2003, and Jonathan S. Leff was elected to our Board of Directors to serve as the Series A Director, for a term expiring in 2001.

                              SELLING SHAREHOLDERS


         The following table provides certain information with respect to the common shares held by the selling shareholder as of June 23, 2000.



         Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to the common shares. Except as otherwise indicated below, to our knowledge, the selling shareholder has sole voting and investment power with respect to its common shares. This information is based on information provided to us by the selling shareholder.



         The selling shareholder is not under any obligation to sell all or any portion of its common shares, nor is the selling shareholder obligated to sell any of its common shares immediately under this prospectus. We cannot estimate the number of the shares that will be held by the selling shareholder after completion of this offering. However, for the purposes of this table, we have assumed that, after completion of this offering, none of the common shares covered by this prospectus will be held by the selling shareholder. We will not receive any proceeds from any sales of common shares by the selling shareholder.


         Except as described in our Annual Report on Form 20-F or otherwise noted in the footnotes following the table, the selling shareholder has not held any position or office, or has had a material relationship with our company or our subsidiaries or other affiliates within the past three years, other than owning the common shares.




                                                 NUMBER OF          COMMON SHARES          NUMBER OF          PERCENTAGE OF
                                               COMMON SHARES           OFFERED           COMMON SHARES        COMMON SHARES
                                            BENEFICIALLY OWNED     PURSUANT TO THIS    BENEFICIALLY OWNED   BENEFICIALLY OWNED
SELLING SHAREHOLDER                           BEFORE OFFERING         PROSPECTUS         AFTER OFFERING      AFTER OFFERING
-------------------                         ------------------     ----------------    ------------------   ------------------
GeneVest Inc.(1)                                1,927,134            1,927,134                 0                   --




--------------
(1) Sheldon Inwentash, a director of our company, is the Chairman and Chief Executive Officer of GeneVest, and together with his affiliates, beneficially owns 45% of the issued and outstanding common shares of GeneVest. Mr. Inwentash disclaims beneficial ownership of these common shares held of record by GeneVest.

                              PLAN OF DISTRIBUTION


         The common shares may be sold from time to time by the selling shareholder in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The selling shareholder may offer its common shares in one or more of the following transactions:

         -- on any national securities exchange or quotation service on which the common shares may be listed or quoted at the time of sale, including the Nasdaq National Market;

         --       in the over-the-counter market;

         --       in private transactions;

         --       through options;

         --       by pledge to secure debts and other obligations;

         --       or a combination of any of the above transactions.

         The common shares described in this prospectus may be sold from time to time directly by the selling shareholder. Alternatively, the selling shareholder may from time to time offer common shares to or through underwriters, broker/dealers or agents. The selling shareholder and any underwriters, broker/dealers or agents that participate in the distribution of the common shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any profits on the resale of common shares and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

         Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. The selling shareholder may not be able to sell all of its shares under Rule 144. The selling shareholder may transfer, devise or gift such shares by other means not described in this prospectus.

         To comply with the securities laws of certain jurisdictions, the common shares must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the common shares may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

         The anti-manipulation provisions of Rules 101 through 104 under Regulation M of the Securities Exchange Act of 1934 may apply to purchases and sales of common shares by the selling shareholder. In addition, there are restrictions on market-making activities by persons engaged in the distribution of the common shares.

         We have agreed to pay all of the expenses relating to the registration, offering and sale of the common shares by the selling shareholder to the public, other than commissions or discounts of underwriters, broker-dealers or agents.

                          DESCRIPTION OF CAPITAL SHARES


GENERAL

         The current authorized capital of our company consists of an unlimited number of common shares and an unlimited number of preferred shares. Any series of preferred shares which our Board of Directors may issue could have rights equal or superior to the rights of the common shares.

COMMON SHARES

         The holders of common shares are entitled to receive dividends if, as and when declared by our Board of Directors, subject to the rights of the holders of any other class of our shares entitled to receive dividends in priority to the common shares. If our company were liquidated or dissolved, the holders of common shares would be entitled to receive all assets remaining after the rights of the holders of any other class of shares entitled to receive assets in priority to the holders of the common shares have been satisfied.

         The holders of the common shares are entitled to one vote for each common share held at all meetings of our shareholders.

PREFERRED SHARES

         Our Board of Directors is authorized to issue an unlimited number of preferred shares in one or more series, to fix the number of preferred shares and determine the designations, rights (including voting and dividend rights), privileges, restrictions and conditions attaching to the shares of each such series, without further vote or action by the shareholders. Because the terms of the preferred shares may be fixed by our Board of Directors without shareholder action, the preferred shares could, subject to regulatory policies, be issued quickly, with terms calculated to defeat a takeover of our company or to make the removal of our directors and executive officers more difficult. Under certain circumstances, this could have the effect of decreasing the market value of the common shares. The preferred shares may have voting rights superior to the common shares and may rank senior to the common shares as to dividends and as to the distribution of assets in the event our company were liquidated or dissolved.

         On July 15, 1999, our Board of Directors authorized the issuance of 33,950 shares of Series A Convertible Preferred Shares. We have issued 33,948 Series A Preferred Shares. The Series A preferred shares are convertible at the holders' option into common shares at $11.00 per share. Upon conversion, the holders will also receive common shares, at the conversion price of $11.00 per share, equal to the amount of all accrued and unpaid dividends. The Series A preferred shares contain provisions under which the conversion price would be reduced on a weighted average basis if we issue shares, options or certain other securities at prices lower than the conversion price (subject to certain exceptions), and will also be adjusted upon the issuance of certain other securities, certain recapitalization events and in certain other circumstances to protect the holders against the dilutive effect of those events.

         Dividends on the Series A preferred shares accrue quarterly at the rate of 9% per year during the first three years after issuance, and 4% per year thereafter and are compounded annually. Dividends are not payable for the first three years. After three years, at our option, we may pay dividends in cash. If dividends are not paid in cash, they will continue to accrue.

         After the third anniversary and prior to the seventh anniversary of the date of issuance of the Series A preferred shares, we have the right to redeem the outstanding Series A preferred shares at a price, which we call the redemption price, equal to $1,000 per share, plus accrued but unpaid dividends, provided that the price of our common shares on the Nasdaq National Market equals or exceeds 150% of the conversion price for 20 trading days during a consecutive 30-day period ending within 10 days before we notify shareholders of the redemption. We will be required to redeem one-third of any remaining outstanding Series A preferred shares on each of the seventh, eighth and ninth anniversaries of the date of issuance at the redemption price, and we will be permitted to redeem the Series A preferred shares at any time beginning on the seventh anniversary after issuance. If we fail to redeem the Series A preferred shares as required, the holders may appoint a majority of our Board of Directors, who will continue to serve until we have redeemed the Series A preferred shares as required.

         The holders of Series A preferred shares are entitled to vote as a group with the holders of common shares on all matters except that holders of Series A preferred shares are entitled to vote separately for one director and are not entitled to participate in the vote for any other directors of our company. On all other matters, each holder of a Series A preferred share is entitled to the number of votes equal to the number of common shares the holder is entitled to receive upon conversion of his Series A preferred shares. Our agreements with the holders of, and the terms of, the Series A preferred shares provide that we are prohibited from declaring or issuing any dividends to holders of our common shares before paying all unpaid dividends on the Series A preferred shares. We also are prohibited from issuing any equity securities that have rights as to dividends and liquidation that are senior or equal in rank to the Series A preferred shares without approval of the holders of a majority of the Series A preferred shares. If our company were to be liquidated or sold or under certain other circumstances, holders of Series A preferred shares would be entitled to receive an amount equal to $1,000 per share, plus accrued dividends, before holders of our common shares would be entitled to any distributions.

         Certain holders of our Series A preferred shares are also entitled to certain other rights, including the right to participate, on a pro rata basis, in future company financings, subject to certain exceptions. If we propose to sell equity securities of any kind, including debt securities convertible into equity securities, certain holders of our Series A preferred shares are entitled to purchase a proportional amount of the securities being offered based on the number of common shares they own assuming conversion of all convertible securities. These holders are not entitled to exercise this right in connection with securities issued: (i) to the public in a firm commitment underwriting;
(ii) upon exercise of any of our options or warrants outstanding on July 15, 1999; (iii) pursuant to the acquisition of another entity by us or one of our subsidiaries by merger, purchase of substantially all of the assets or other form of reorganization; (iv) in connection with our acquisition or license of technology rights or other assets; (v) pursuant to our stock option plans, stock bonus plans, stock purchase plans or other compensation equity agreements or programs; or (vi) upon conversion or exercise of any equity securities, such as warrants, options, or other rights to acquire equity securities and debt securities convertible into equity securities. The right of these holders to participate in future offerings in this manner provides those holders with the opportunity to avoid having their ownership interest in our company diluted under certain circumstances when the interest of our common shareholders would be diluted.

         We also are prohibited from incurring indebtedness for borrowed money and capital lease obligations in excess of $15.0 million outstanding at any one time, without first obtaining approval of the holders of a majority of the Series A preferred shares.

         We are required to obtain the consent of the holders of a majority of our then outstanding Series A preferred shares if we wish to borrow money and at such time or as a result of such loans, the total principal amount of our indebtedness and capitalized lease obligations exceeds $15.0 million. In addition, if we were to enter into a credit facility with a financial institution, we may be subject to additional limitations on our ability to incur additional indebtedness.

CLASSIFIED BOARD

         Our Board of Directors is divided into three classes. The classification of the Board of Directors was implemented in March 1996.

         The holders of our Series A preferred shares are entitled to vote as a class for one director. Each Series A Director serves for a one year term and any vacancy may be filled only by a vote of the holders of Series A preferred shares. In the event that we do not redeem our Series A preferred shares as required during 2006, 2007 and 2008, then our Series A shareholders will be entitled to special voting rights enabling them to elect a majority of our Board of Directors, who will continue to serve as directors until we have redeemed our Series A preferred shares as required.

TRANSFER AGENT

         The transfer agent and registrar for our common shares is ChaseMellon Shareholder Services, LLC, 44 Wall Street, 6th Floor, New York, New York 10005.

                                  LEGAL MATTERS

         The validity of the common shares being offered hereby has been passed upon for us by our attorneys, Osler, Hoskin & Harcourt LLP, Toronto, Ontario. Certain other matters relating to this offering with respect to United States securities laws will be passed upon by our attorneys, Baer Marks & Upham LLP, New York, New York.

                                    EXPERTS

         Our Consolidated Financial Statements as at December 31, 1999 and 1998 and for the years ended December 31, 1999, 1998 and 1997, included in our Annual Report on Form 20-F/A-1, incorporated herein by reference, have been audited by PricewaterhouseCoopers LLP, Chartered Accountants in Canada, as stated in their report appearing in our Annual Report on Form 20-F/A-1. The Consolidated Financial Statements have been included in our Annual Report on Form 20-F/A-1 in reliance upon such report, given upon the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the Securities and Exchange Commission a Registration Statement on Form F-3 under the Securities Act with respect to the common shares offered hereby. This prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. Certain items of the Registration Statement are contained in exhibits and schedules as permitted by the rules and regulations of the Securities and Exchange Commission. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement or to our Annual Report on Form 20-F, certain items of which are incorporated by reference into this prospectus, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

         We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which we file with the Securities and Exchange Commission, including the Registration Statement on Form F-3 of which this prospectus is a part, may be inspected and copied at the public reference facilities of the Securities and Exchange Commission at:

  450 Fifth Street N.W.     7 World Trade Center       500 West Madison Street
  Room 1024                 New York, New York 10048   Suite 1400
  Washington D.C.  20549                               Chicago, Illinois 60661

         You can also obtain copies of this material by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Additionally, copies of this material may also be obtained from the Securities and Exchange Commission's Internet site at http://www.sec.gov. The Commission's telephone number is 1-800-SEC-0330.

================================================================================

                                1,927,134 SHARES

                              VISIBLE GENETICS INC.

                                  COMMON SHARES

                   -------------------------------------------

                        SELLING SHAREHOLDERS' PROSPECTUS

                              ---------------------
                                  June __, 2000
                              ---------------------


         You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholder is offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common shares.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the estimated expenses of the Company in connection with the offering described in this Registration Statement. All of these expenses are being borne by the Company.


           Securities and Exchange Commission filing fee....   $19,650
           Nasdaq additional listing fee....................   $17,500
           Accounting fees..................................   $ 8,000
           Legal fees.......................................   $10,000
           Printing and engraving...........................   $ 1,000
           Miscellaneous....................................   $  850
                                                               -------
                           Total............................   $57,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 136 of the Ontario Business Corporations Act and Section 7 of the Company's By-Laws Nos. 1 and 3 provide for the indemnification of directors and officers of the Company. Under these provisions, the Company shall indemnify a director or officer of the Company (or a former director or officer) against all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred by such director or officer in respect of any civil, criminal or administrative action or proceeding (other than in respect of an action by or on behalf of the Company to procure a judgment in its favor) to which such director or officer (or a former director or officer) is made a party by reason of his position with the Company, provided such director or officer: (a) acted honestly and in good faith with a view to the best interests of the Company and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. In respect of an action by or on behalf of the Company to procure a judgment in its favor, the Company, with the approval of a court, may indemnify a director or officer of the Company (or a former director or officer) against all costs, charges and expenses reasonably incurred by him in connection with such action if he fulfills the conditions set out in clauses (a) and (b) of the previous sentence. Notwithstanding the foregoing, a director or officer of the Company (or a former director or officer) is entitled to indemnification from the Company with respect to all costs, charges and expenses reasonably incurred by him in connection with the defense of any civil, criminal or administrative action or proceeding to which he is made a party by reason of his position with the Company if he was substantially successful on the merits in his defense of the action or proceeding and he fulfills the conditions in clauses (a) and (b) of the second sentence of this paragraph.

         The Company also has a policy insuring it and its directors and officers against certain liabilities and has entered into indemnification agreements with each of its directors and officers.

ITEM 16. EXHIBITS

         The following exhibits are being filed herewith:

 4.1      Specimen of Certificate for Common Shares (1)
 4.2      Certificate of Designations, Number, Voting Powers, Preferences and Rights of
            Series A Convertible Preferred Shares of Visible Genetics Inc (2)
 5.1      Opinion of Osler, Hoskin & Harcourt LLP as to the legality of the Common Shares
23.1      Consent of Osler, Hoskin & Harcourt LLP (included in Exhibit 5.1)
23.2      Consent of Baer Marks & Upham LLP
23.3      Consent of PricewaterhouseCoopers LLP
24        Powers of Attorney (included on the executed signature page of this Registration
            Statement)

--------------
(1) Incorporated by reference from Exhibit 4.1 to Amendment No. 1 to the Company's Registration Statement on Form F-1, File No. 333-3118, filed with the Securities and Exchange Commission on May 15, 1996.

(2) Incorporated by reference from Exhibit 4.2 to Amendment No. 1 to the Company's Registration Statement on Form F-3, File No. 333-91155, filed with the Securities and Exchange Commission on November 17, 1999.

ITEM 17. UNDERTAKINGS

         The undersigned Registrant hereby undertakes as follows:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remains unsold at the termination of the offering.

         (4) To file a post-effective amendment to the Registration
Statement to include any financial statements required by Rule 3-19 of Regulation S-X at the start of any delayed offering or throughout a continuous offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be in the initial BONA FIDE offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, on the 30 day of June 2000.


                                      VISIBLE GENETICS INC.


                                      By: /s/ RICHARD T. DALY
                                      -------------------------------------
                                      Richard T. Daly
                                      President and Chief Executive Officer




                                POWER OF ATTORNEY


         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard T. Daly and Thomas J. Clarke or any of them, as his true and lawful attorney-in-fact and agents, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form F-3, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



SIGNATURE                                             TITLE                             DATE
---------                                             -----                             ----
/s/ RICHARD T. DALY                                   President and Chief Executive     June 30, 2000
-----------------------------------------             Officer (principal executive
Richard T. Daly                                       officer)

/s/THOMAS J. CLARKE                                   Chief Financial Officer           June 30, 2000
-----------------------------------------             (Principal financial officer
Thomas J. Clarke                                      and principal accounting
                                                      officer)

/s/ MICHAEL A. CARDIFF                                Director                          June 30, 2000
----------------------------------------
Michael A. Cardiff


SIGNATURE                                             TITLE                             DATE
---------                                             -----                             ----
/s/ SHELDON INWENTASH                                 Director                          June 30, 2000
----------------------------------------
Sheldon Inwentash

/s/ J. SPENCER LANTHIER                               Director                          June 30, 2000
----------------------------------------
J. Spencer Lanthier

/s/ JACQUES R. LAPOINTE                               Director                          June 30, 2000
----------------------------------------
Jacques R. Lapointe

/s/ JONATHAN S. LEFF                                  Director                          June 30, 2000
----------------------------------------
Jonathan S. Leff

/s/ DR. J. ROBERT S. PRICHARD                         Director                          June 30, 2000
----------------------------------------
Dr. J. Robert S. Prichard

/s/ DR. LLOYD M. SMITH                                Director                          June 30, 2000
----------------------------------------
Dr. Lloyd M. Smith

/s/ DR. KONRAD M. WEIS                                Director                          June 30, 2000
----------------------------------------
Dr. Konrad M. Weis

Authorized Representative in the United States:

BAER MARKS & UPHAM LLP                                                                  June 30, 2000

By: /s/ STEVEN S. PRETSFELDER
    -------------------------
    Steven S. Pretsfelder


                                  EXHIBIT INDEX

EXHIBIT
NUMBER    DESCRIPTION OF DOCUMENT
-------   -----------------------
5.1       Opinion of Osler, Hoskin & Harcourt LLP as to the legality of the Common Shares
23.1      Consent of Osler, Hoskin & Harcourt LLP (included in Exhibit 5.1)
23.2      Consent of Baer Marks & Upham LLP
23.3      Consent of PricewaterhouseCoopers LLP
